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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                Amendment No. 1
                                       to

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                           Pinnacle Data Systems, Inc.
              ----------------------------------------------------
              (Exact name of small business issuer in its charter)





                  Ohio                                 31-1263732
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


    6600 Port Road, Groveport, Ohio                      43125
----------------------------------------               ----------
(Address of principal executive offices)               (Zip Code)



                    Issuer's telephone number: (614) 748-1150
                                               --------------

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                    Name of each exchange on which
                                                       registered

             None                                         None
        --------------                               -------------


Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Shares, without par value
                        --------------------------------

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                                TABLE OF CONTENTS

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                                     PART I


Item 1.     Description of Business...............................................................................1

   BACKGROUND.....................................................................................................1
   DEVELOPMENT OF THE BUSINESS....................................................................................2
   BACKGROUND OF INDUSTRY.........................................................................................3
   PRODUCTS.......................................................................................................4
   SOFTWARE.......................................................................................................4
   SERVICES.......................................................................................................5
   CONTRACTUAL RELATIONSHIPS WITH SUN MICROSYSTEMS, INC. AND ITS AFFILIATES.......................................6
   SALES AND MARKETING............................................................................................7
   COMPETITION....................................................................................................8
   EMPLOYEES......................................................................................................8

Item 2.     Management's Discussion and Analysis or Plan of Operation.............................................9

   RESULTS OF OPERATIONS..........................................................................................9
   YEAR 2000 IMPACT ON COMPUTER RESOURCES........................................................................17

Item 3.     Description of Property..............................................................................19


Item 4.     Security Ownership of Certain Beneficial Owners and Management.......................................19


Item 5.     Directors and Executive Officers, Promoters and Control Persons......................................20


Item 6.     Executive Compensation...............................................................................22

   SUMMARY COMPENSATION TABLE....................................................................................23
   OPTION GRANTS IN LAST FISCAL YEAR.............................................................................24
   STOCK OPTION EXERCISES AND YEAR END OPTION VALUES.............................................................24
   SAVINGS PLAN..................................................................................................25
   1995 STOCK OPTION PLAN........................................................................................25
   COMPENSATION OF DIRECTORS.....................................................................................26

Item 7.     Certain Relationships and Related Transactions.......................................................26


Item 8.     Description of Securities............................................................................26

   COMMON SHARES.................................................................................................27

 .     PART II


Item 1.     Market price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters......27

Item 2.     Legal Proceedings....................................................................................28

Item 3.     Changes in and Disagreements With Accountants........................................................28

Item 4.     Recent Sales of Unregistered Securities..............................................................29

Item 5.     Indemnification of Directors and Officers............................................................32

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                                    PART F/S
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
Financial Statements.............................................................................................33


                                    PART III


Item 1.     Index to Exhibits....................................................................................57

Item 2.     Description of Exhibits..............................................................................57

SIGNATURES.......................................................................................................58
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PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

BACKGROUND

The Company provides leading-edge technology and service solutions primarily to Original Equipment Manufacturers (OEMs) in industries such as telecommunications, medical systems, process control, and governmental.


The Company's technology solutions build on high performance computer workstation processor technology from Sun Microsystems, Inc. one of the world's largest producers of high-end computer systems commonly known as enterprise servers. The Company considers its technology solutions to be leading edge because it works directly with Sun's design engineers to develop the latest in enterprise server technology. Often customers have special requirements that can not be met by off-the-shelf products alone. By adding its own internally developed products and engineering capabilities to Sun's off-the-shelf board technology, the Company is able to offer solutions with minimal non-recurring engineering (product design) charges. These are turnkey, application-specific computer circuit boards and entire computer systems that the Company's customer imbeds into the customer's products.


The Company also offers end-of-life management and complete service and support to OEMs. Many manufacturers will include Sun Microsystems' boards and components in their own products. If Sun stops manufacturing that board or component, then the equipment manufacturer is left without a source to supply it with the parts needed to build its own products. The Company's end of life management allows the Company's customers to maximize their investment in technology by providing continued support for products no longer supported by the manufacturer. This allows OEMs to eliminate or delay the engineering and software development charges required to integrate new technology.

The Company also provides repair services for advanced technology systems, and printed circuit board assemblies. The Company's repair services are all depot repair, which means that the malfunctioning part is sent to the Company for repair. The Company does not provide any repairs outside of its facilities. The Company's repair services are focused on UNIX computer equipment and currently are limited predominantly to equipment manufactured by Sun Microsystems, Inc. The Company is partnering with Sun Microsystems to provide streamlined distribution of Sun parts to Sun customers using an online information management system that connects the two companies. The Company also offers a repair service whereby it will, overnight, exchange a malfunctioning or broken electronic component or part for a similar component or part in the Company's inventory. The Company will then repair the malfunctioning or broken component and include that part in its inventory as a replacement. The Company also generates revenue from the sale of spare parts and components.


Almost all of the Company's products and services are based on Sun's SPARC architecture. If for any reason Sun or its products began to experience significant difficulties in the market place or in operations or otherwise, it could materially and adversely affect the Company.

The Company believes that its strong relationship with Sun Microsystems provides a significant advantage to the Company. The Company has a number of contracts with Sun under which Sun provides the Company proprietary designs for its products or which enable the Company to utilize


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and sell Sun circuit board technology and operating systems or other software to its customers. Additionally, in 1997, the Company was accepted into the Sun Microelectronics' Partners Program. As a member of this program, Company personnel make marketing calls on Fortune 500 companies, together with sales representatives of Sun, to provide complete technology solutions to mutual customers. In March 1999, the Company entered into a Repair Services Agreement with Sun Microsystems, Inc. under which the Company provides repair and testing services on Sun circuit boards and related components, and maintains an inventory for Sun of repaired boards and components. The Company then provides streamlined distribution of these components and parts to Sun Enterprise Service Division's stocking locations, field engineers or customers using an online information management system that connects the two companies. Almost all of the Company's products and services are based on the Sun platform. If for any reason Sun or its products began to experience significant difficulties in the market place or in operations or otherwise it could materially and adversely affect the Company.


The Company is much smaller in size than Sun Microsystems, Inc. In its most recently completed fiscal year, ending June 30, 1999, Sun reported revenue of approximately $12 billion, approximately 1,000 times greater than the Company's current level of annual revenue. The Company is significantly more dependent upon its relationship with Sun, than Sun is upon its relationship with the Company. In the first thirty-nine weeks of 1999, approximately 26% of the Company's sales were made to Sun. In the same period, approximately 37% of its purchases of inventory were made from Sun. For information about the various contracts the Company has with Sun, and the amount of revenue generated under each agreement, See "Contractual Relationships with Sun Microsystems, Inc and its Affiliates".

If all of the Company's relationships with Sun were to end, the Company's operations would be adversely affected, particularly in the short term. However, the Company would continue to sell products to OEM's, and it would continue to provide repair and other services to TPM's and end-users. The Company would also pursue providing repair-related services to other OEM's. The Company's management believes that a complete severing of all of the various Sun relationships is unlikely, because those relationships are diverse, and independent of one another.

Sun could elect to discontinue buying services from the Company, but because of the size and breadth of the services provided, management believes it would take several months for Sun to replace the Company with one or more vendors to provide those services. The Company has won several vendor awards from Sun relating to the Company's performance within the Virtual Logistics Network.


DEVELOPMENT OF THE BUSINESS

The Company was incorporated as an Ohio corporation on March 9, 1989. Initially, the Company focused on providing electronic repair services to universities, which primarily had installed networks of Sun Microsystems workstations. Gradually, the Company expanded its services to other users of Sun Microsystems workstations who were self-maintaining such equipment. In 1992, the Company began providing engineering and manufacturing services for CPU board designs for OEMs. In 1994, the Company began engineering and manufacturing computer systems patterned after Sun Microsystems workstations. In 1995, the Company focused its product sales efforts on custom-designed circuit boards. Also in 1995, the Company re-focused its repair marketing efforts from sales to universities and end users to sales to Third Party Maintainers (TPM's), and Fortune 500 self-maintainers. In 1996, the Company began providing depot repair services to OEMs. In 1997, the Company began designing and manufacturing custom integrated computer systems for OEMs and found significant interest for these products in the growing telecommunications market.

In early 1997, the Company entered into a joint venture as a minority partner of LogistixPDSi Services in Northern California to provide repair services to the OEM marketplace. In connection with this venture, the Company established a repair depot facility within the headquarters of the majority partner in Fremont, California. The Company also provided services outside of the joint venture to TPM's from this facility. While the incremental services performed by the Company for its own TPM customers at that facility was profitable, the level of business generated by the joint venture entity from OEM customers failed to meet the Company's expectations. The joint venture entity was not successful and losses accumulated during 1997.

In November 1997, the company was offered an opportunity to establish a dedicated depot for Sun Microsystems in California. The Company terminated its participation in the joint venture, hired the joint venture employees and established a facility within the distribution center of the Company's customer, Sun Microsystems. In late 1998, in anticipation of accepting a larger role in Sun's service business model, the Company closed the California facility and consolidated its operations in Columbus, Ohio.


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In early 1999 the Company entered into a 10-year lease for 56,000 spare feet of space for its operations in a building in a free-trade zone in Groveport Ohio, a suburb of Columbus. In January 2000 the Company amended its lease to expand the amount of square feet under lease to approximately 113,000. The Company sold the building in which it previously housed operations.


BACKGROUND OF INDUSTRY


Original equipment manufacturers in the telecommunications, medical systems, process control and government markets embed advanced technology systems in their products to enhance functionality and performance. Management believes that OEMs select a platform for their products based on the performance and availability required by the application. Management further believes that OEMs who choose Sun Microsystem's SPARC platform make this decision based on the speed of Sun Microsystems processor technology and the stability of the UNIX operating system. The reliability and speed of Sun processors combined with the stability of Sun's Solaris operating systems provides excellent performance and system availability.


To fully integrate these systems into their products, OEMs often have special requirements that cannot be met by off-the-shelf products manufactured by Sun Microsystems. Traditionally, these companies modified off-the-shelf components to meet their specific needs, utilizing either in-house engineering resources or outside engineering firms to create custom system configurations. In doing so, these OEMs incurred significant non-recurring engineering (NRE) charges to cover development costs. As the pace of technology has increased and competition has intensified in these markets, OEMs are now less willing to incur the time and expense required to develop custom systems. Instead, they are looking for sources, such as the Company, that can provide application-specific systems and products with minimal engineering development time and expense. The Company believes OEMs will continue to look for ways to reduce product development time and cost without compromising their ability to customize technology to their application.

At the same time, there is a growing base of OEM products built around technology that is no longer being supported by the manufacturer. These OEMs are faced with having to modify software and reconfigure their product to incorporate new technology that does not enhance their systems' performance simply because their existing technology is no longer being supported by the manufacturer. As a result, OEMs are looking for ways to extend the life of their current technology. Some of these OEM's contract with entities to provide end of life management, that may include manufacturing and/or repair of the products not supported or manufactured by the OEM.

In the repair business there has been a trend during the last several years towards outsourcing in the electronics repair industry which the Company believes will continue in the future. The Company believes that this is due to:
(1) the desire of OEMs to focus resources on their primary business, (2) the accelerated pace of new product introductions which is necessary for OEMs to keep pace with competition, (3) the need to reduce costs, which can be accomplished by converting fixed costs of an internal service department into variable costs by outsourcing the service, and (4) the difficulties inherent in servicing a wide range of equipment produced by


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multiple vendors, as data centers have moved from using predominantly one company's hardware to using equipment from multiple vendors in many locations.

PRODUCTS

The Company's products include complete systems, specially designed products, including boards and attach cards, and software. The Company resells some hardware and software manufactured by Sun Microsystems and other OEM's, as well as products developed internally by the Company's engineers. Complete systems bring together hardware and software from multiple sources into fully integrated systems.

One type of product developed and manufactured by the Company is known as a "High Availability" system. This includes redundant system components with sophisticated failover software. This allows systems to continue to operate despite failure of any component by the instantaneous transfer of system functions to the redundant backup system. These products have been purchased by companies primarily in the telecommunications industry that cannot afford a system failure or even the time delay involved in rebooting a system.

The Company has also developed products that allow OEMs to more fully integrate SPARC technology into their technology systems. These products include power supplies, specially modified motherboards, transition cards, and I/O boards.

The Company engages in research and development in connection with designing new products for customers. This work is done in response to requests from customers with specific product requirements. Upon completion of design and testing of the newly developed product, the Company typically receives orders for production of that product from the customer. During 1998 and 1997 the Company incurred $191,557 and $144,703 respectively, for research and development. These expenses were not paid by the Company's customers but are typically recouped over time as part of the cost of the developed products that are sold to customers.

SOFTWARE

The Company is a SunSoft Master Distributor and is authorized to provide its customers with the right to use Solaris, Sun Microsystem's UNIX operating system. The Company also resells failover software as part of its "High Availability" systems.


SERVICES

The Company repairs products that have been developed, manufactured, marketed and sold by other companies, and which generally have a well-established installed base as well as products developed internally. The Company also designs and manufactures customized modifications to products of other companies for integration into existing systems. Due in part to the capital costs necessary to maintain adequate inventory and equipment to service large OEMs and TPMs, the


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Company has focused its services on products manufactured primarily by Sun
Microsystems, Inc. and has built an inventory of Sun Microsystems components and parts.

DEPOT REPAIR SERVICES: The Company provides OEMs, TPMs and end users who maintain their own equipment the opportunity to outsource repairs of their proprietary products or products produced by third parties. The entity that is actually providing the maintenance service in the field will place an order with the Company for the repair of defective components or parts. The time of completion of the repair will be scheduled, with higher charges being incurred for shorter time frame repairs. The Company offers its customers a choice of 5-day and 15-day repair and return services. The Company also maintains an extensive inventory of spare components and offers the ability to provide replacement components or parts overnight from its existing inventory in exchange for the defective component or part, which is then repaired and included in inventory. For repairs not requiring overnight service, the entity maintaining the equipment in the field sends the defective component or part to the Company. The Company's electronic technicians then repair the component or part, test it, and ship it back to the customer. Since inception, the Company has specialized in the repair of hardware manufactured by Sun Microsystems, Inc. These systems are typically high end-user workstations able to perform multi-tasking functions.

SUN MICROSYSTEMS LOGISTICS MANAGEMENT SERVICES: In August 1999, the Company entered into an agreement with Sun Microsystems, Inc. to provide to Sun's Enterprise Services Division test and repair services, and inventory and logistics management services. Under this program, called the Virtual Logistics Network (VLN), the Company is partnering with Sun Microsystems to provide streamlined distribution of Sun components and parts to Sun customers using an online information management system that connects the two companies. The Company also provides management and logistics services to other vendors/partners of Sun that participate in the VLN.

SPARE PARTS SALES: Spare parts sales include sales of repaired parts, new parts, and reclaimed parts. There is a demand in the computer industry for the necessary parts and components to provide repair services. New components are often difficult to obtain and costly to purchase. The Company is able to provide a wide variety of parts at a significant discount compared to the cost of comparable new parts. The Company's spare parts capabilities enhance the efficiency of its other service offerings. The Company either supplies the spare parts from its own inventory when it has a surplus of a particular part or component, or it acquires the requested parts from brokers or other suppliers of used equipment. The Company sometimes dismantles used equipment to obtain used components. The Company maintains an inventory consisting primarily of Sun Microsystems' spare parts and components.

CONTRACT MANUFACTURING AND ENGINEERING: In certain cases, an OEM will outsource the design and manufacture of a product to the Company. The outsourcing of manufacturing enables the OEM to transfer its internal manufacturing responsibilities to the Company, thereby enabling the OEM to reduce manufacturing costs and improve its return on assets. The Company's contract manufacturing services primarily involve products which have high engineering, technical and test content, and low to medium production requirements. The Company will also merge technology from a standard workstation to a customer's product with private labeling. In connection with these services, the Company will obtain orders for custom engineering and manufacturing services


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from entities which are customers of Sun Microsystems. These customers are using the Sun operating system software and want to continue to use the sun software in workstations, data servers or other applications not manufactured and sold by Sun. The Company will design and engineer modifications to the Sun component boards to fit the desired customized use and will then build the custom designed products for the customer. The end product is a component board or computer system that does not resemble the original Sun Microsystems board or system, but operates the Sun software and performs the same functions as the Sun board or system. Each product is unique and custom designed to the customer's specifications. Some of these products use commercially available parts configured to produce the desired function. In other cases, the custom-built product contains components or functions conceived and developed by Company personnel.

END OF LIFE MANAGEMENT: End of Life Management services bring together the Company's board design and manufacturing, parts stocking, and repair capabilities to extend the life of technology that is no longer supported by the manufacturer. The Company will enter into an end of life service contract with its customers which may include depot repair of installed technology as well as acquisition or manufacture of products that have been end-of-lifed by the manufacturer.

EXTENDED WARRANTY SERVICES. In 1992, the Company began initial marketing efforts to provide customers with extended warranty support services. Generally, the Company will extend warranty of the OEM's product for a fixed fee. The Company is willing to develop warranty programs specifically tailored to meet a customer's needs with the goal of fulfilling as many of the customer's repair needs as is required.

CONTRACTUAL RELATIONSHIPS WITH SUN MICROSYSTEMS, INC. AND ITS AFFILIATES


In May 1994, the Company entered into a microprocessor platform design license agreement with Sun Microsystems Computer Corporation, acting through its SPARC Technology Business Division, pursuant to which the Company has been licensed to develop, manufacture and sell products based upon and using the Sun SPARC microprocessor technology. The Company uses this license in the custom design of products. The license enables the Company to use Sun technology and make engineering or design changes to meet customers' specific needs. The Company generated revenue from these products of approximately $2.3 million in 1997, $2.7 million in 1998, and $1.1 million in the first thirty-nine weeks of 1999 (approximately 54%, 44%, and 20% of total product revenue, respectively). The technology of this license is utilized in customer projects that began prior to 1997. It has not been utilized in any new customer projects since before 1997. A license fee in the amount of $35,000 was paid in full upon execution of the license. This license agreement is for a term of 7 years expiring in 2001, subject to automatic renewal for one-year periods unless either party gives notice of non-renewal. The license can be terminated earlier upon default.



In October 1997, the Company entered into a Development and Manufacturing License Agreement with Sun Microelectronics, a division of Sun Microsystems, Inc. pursuant to which the Company has been licensed to develop, manufacture and sell products based upon and using the Sun PCI card and Open Boot PROM technology. The Company uses this license in the custom design of products. The license enables the Company to use the Sun technology and make engineering or design changes to meet customers' specific needs. The Company generated revenue from these products of approximately $47,000 in 1997, $92,000 in 1998, and $478,000 in the first thirty-nine weeks of 1999 (approximately 1%, 2%, and 8% of total product revenue, respectively). This license represents newer technology than the license discussed in the previous paragraph. The Company expects the portion of its products based on this license to increase in future years. This license agreement expires in 2000, subject to automatic renewal for one-year periods unless either party gives notice of non-renewal. The license can be terminated earlier upon default.



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In January 1999, the Company entered into a technology license and distribution agreement with Sun Microsystems, Inc., that authorizes the Company to duplicate and distribute the Sun operating system environment and certain other software used in connection with Sun workstation equipment. This enables the Company to transfer the Sun software to its customers in connection with products designed by the Company. The Company typically provides the Sun software to its customers as a convenience, with little or no markup in price. The customers would be able to obtain the software directly from Sun, if the Company was unable to continue to obtain software under this agreement. This license agreement expires in 2002, subject to automatic renewal for two successive one-year terms unless either party gives notice of non-renewal. The license can be terminated earlier upon default. The software license agreement provides the Company with a discount off of royalty amounts listed in Sun's price list based upon the Company's annual activity level in aggregate gross dollars. These discounts are based on an annual net activity level of $299,000. Sun has the right under the license agreement to change its price list, discount schedule and/or royalties at any time upon 30 days notice.


The design licenses and the software license remain important in the Company's business. If any of these agreements is terminated it would significantly impede the Company's ability to perform its design and manufacturing services.


In August 1999, the Company entered into an agreement with Sun Microsystems, Inc. to provide to Sun's Enterprise Services Division test and repair services, and inventory and logistics management services. The agreement has a one-year term and renews automatically for additional one-year terms. In the first thirty-nine weeks of 1999 the Company generated approximately $1.3 million of revenue from this agreement, or approximately 17% of total revenue and 61% of service revenue. The Company considers this agreement to be the basis of its prospects for future growth of the service segment. See "Services - Sun Microsystems Logistics Management Services".


SALES AND MARKETING

The Company focuses its marketing efforts on large OEMs and on TPMs. Since marketing is primarily to large OEMs or TPMs, the Company does not maintain a large field sales organization. The Company currently uses four independent manufacturers representative firms to generate sales opportunities. The Company employs three in-house sales representatives, who are focused on targeted accounts. During 1998, the Company had revenue from three customers that represented approximately 59% of sales. The Company's largest customer, Computer Network Technologies, Inc., accounted for approximately 22% of the Company's sales. In 1997, the Company's three largest customers represented approximately 49% of sales. In 1997, the Company was accepted into the Sun Microelectronics' Partners Program. As a member of this program, Company personnel make marketing calls on Fortune 500 companies, together with sales representatives of Sun, to provide complete technology solutions to mutual customers.

COMPETITION

Competition for the specially designed products of the Company come from two primary sources: (1) other companies that provide similar products, and (2) products that are competitive with Sun Microsystem's products.

A number of companies are now targeting the telecommunications industry, due to the continued growth in this market that is expected in the future. Many of these companies are more established than the Company and have substantially greater financial and other resources than the

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Company. The Company believes it can differentiate itself from the competition through the strength of its close relationship with Sun Microsystems, its ability to offer a complete turnkey product/service solution, its unique product set, and its focus on providing off-the-shelf solutions wherever possible.

Primary competition for the Company's products also comes indirectly from increased performance and acceptance of the "Wintel" platform. OEMs who are choosing a platform for their products increasingly narrow their choice down to SPARC-based systems sold by Sun Microsystem and systems using Intel processors with Windows NT. If the Wintel platform were to gain acceptance in the telecommunications industry it would erode the Company's potential market as the Company does not provide products or services to support this platform.

Primary competitive factors in the repair industry are price, scope and quality of a company's repair services and know-how. The Company competes with the in-house repair centers of OEMs and TPMs for end-of-life programs and for repair services. While the Company believes it offers a cost-effective repair solution to OEMs and TPMs and, therefore, believes these entities are the Company's primary potential customers, there is no assurance that these entities will choose to outsource their repair needs and will not become competitors of the Company. These entities could also choose to compete directly with the Company for the services of unrelated OEMs and TPMs and for end-users. In addition to competing with OEMs and TPMs, the Company also competes with a number of independent organizations similar to the Company.

In the contract manufacturing area, the Company competes against numerous entities that focus specifically on turnkey contract manufacturing. Many of the OEMs, TPMs and contract manufacturers with which the Company competes have significantly greater manufacturing, financial, technical and marketing resources than the Company. Similarly, some of the independent depot repair businesses may generate significantly more revenues than the Company and may have greater manufacturing, financial, technical and marketing resources than the Company.

EMPLOYEES


As of February 11, 2000, the Company had a total of 79 employees, 74 of whom were full-time. None of its employees are subject to collective bargaining agreements, and the Company considers its relationship with its employees to be good.



ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion should be read in conjunction with the Financial Statements and Notes contained herein.


The following sections contain forward-looking statements. These forward-looking statements involve risks and uncertainties, and the cautionary statements set forth below identify important factors that could

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cause actual results over the next few quarters to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, adverse changes in general economic conditions, including adverse changes in the specific markets for the Company's products and services, adverse business conditions, decreased or lack of growth in the computing industry, adverse changes in customer order patterns, including any decline or change in product orders from any of the three customers that make up approximately 59% of the Company's revenue, increased competition, any adverse change in Sun Microsystems' business or the Company's relationship with Sun, around whose operating systems the Company's business is based, lack of acceptance of new products, pricing pressures, lack of adequate financing to take advantage of business opportunities that may arise, lack of success in technological advancements, risks associated with the Company's efforts to comply with Year 2000 requirements, risks associated with the Company's new business practices, processes and information systems, and other factors.


RESULTS OF OPERATIONS

The interim financial information contained herein is unaudited. The financial statements included in this report reflect all adjustments (consisting of normal recurring accruals) that the Company considers necessary for a fair presentation of the results of operations for the interim periods covered and of the financial condition of the Company at the date of the interim balance sheet. The results for the interim periods are not necessarily indicative of the results for the entire year.

In 1999 the Company adopted a new fiscal calendar in which each fiscal quarter consists of four-week periods for the first two fiscal months of the quarter and a five-week period for the third fiscal month of the quarter. The Company previously reported on straight calendar quarters.

THIRTY-NINE WEEKS ENDED OCTOBER 1, 1999 (UNAUDITED) COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998 (UNAUDITED)

SALES

Sales were $7,962,540 for the thirty-nine weeks ended October 1, 1999, an increase of 26% over sales for the first nine months of 1998.


Product sales were $5,664,507 for the first thirty-nine weeks of 1999, an increase of 34% over the first nine months of 1998. The 34% increase in product sales was fully attributable to new customers obtained since September 1998.


Service sales for the first thirty-nine weeks of 1999 were $2,205,310, which was 12% higher than the first nine months in 1998. The increase in service sales resulted primarily from higher volumes of repairs from the Company's largest OEM customer. The Company provides repairs and logistics management services for a specific list of electronic computer circuit boards and other computer components for one large and several smaller OEM customers. The volumes of those listed components grew in 1999, more components were added to the list, and the Company provided services for additional customers. The Company expects sales volumes to continue to grow from each of those three sources. The Company experienced a non-recurring decline in OEM service revenue early in 1999 as the Company's largest customer undertook a transition to a new vendor model. The Company believes that the new model will result in sales growth from the customer in the future.

The relative levels of growth of product and service sales continued a multi-year trend of an evolution in the mix of the two types of sales. Product sales, as a percentage of total sales have grown from 56% in 1996, to 65% in 1997, to 68% in 1998, to 71% through the first thirty-nine weeks of 1999. Service sales, as a percentage of total sales, have gone from 41 %, to 32%, to 30%, to 28% over the same period.

GROSS PROFIT

Total gross margin was 26% for the first thirty-nine weeks of 1999, up from 19% for the first nine months of 1998.

The gross margin on product sales was 21% for the first thirty-nine weeks of 1999, compared to 18% for the first nine months of 1998. The improvement is primarily attributable to declines in component costs.

The gross margin on service sales increased to 43% in for the first thirty-nine weeks of 1999, from 22% for the first nine months of 1998. The predominant factor in the difference in margins on service sales resulted from an inventory writedown of $300,000 the Company took in the 3rd quarter of 1998. Without the writedown, the gross margin on service sales through the first nine months of 1998 would have been 38%. A major factor in the gross margin improving to 43% in the first thirty-nine weeks of 1999 was a significant reduction in labor and overhead costs, resulting from the Company's decision to close its depot repair facility in California. That facility was opened at the request of the Company's largest service customer in the first quarter of 1998. When that customer elected in late 1998 to implement its new vendor model that did not require a West Coast depot, the Company closed the California facility, thereby reducing labor and overhead costs.

OPERATING EXPENSES


Operating expenses totaled $1,733,057 for the first thirty-nine weeks of 1999, compared with $1,306,442 for the first nine months of 1998. The 33% increase from 1998 to 1999 exceeded the rate of growth of sales. The increase came primarily from higher wages from an expanded professional technical staff, higher depreciation resulting from fixed asset purchases, facility costs resulting from the Company's relocation to a larger facility, and higher professional fees, which included one-time recruiting fees relating to professional technical staff hiring. As a percentage of sales, operating expenses increased from 21% in 1998 to 22% in 1999.

Income from operations improved to $346,731 (4% of sales) for the first thirty-nine weeks of 1999, from a loss of $76,941 for the first nine months of 1998.

OTHER INCOME AND EXPENSE

In May 1999, the Company sold its building in which it conducted operations, and relocated to a larger facility, which it leases. The sale of the building resulted in a gain before taxes of $85,922.

In anticipation of higher sales volumes, the Company entered into a new financing package with Star (now Firstar) Bank in the first fiscal quarter of 1998. The package included an installment loan of $300,000 and a revolving line of credit. The two new loans were used to liquidate loans the Company had with its previous bank, which included a mortgage loan on the Company's building. After making the initial draw against the line of credit to liquidate the mortgage loan, the Company made modest drawings against its line of credit for the remainder of the first nine months of 1998. In July 1998, the Company obtained another mortgage loan on its building. The Company used the proceeds of the mortgage loan to pay down the line of credit balance, but then continued to make draws against the line to support working capital through the last nine months of 1998 and the first thirty-nine weeks of 1999. At October 1, 1999 the balance of the line of credit was $1,170,000. Primarily as a result of the Company's increased use of its line of credit, interest expense in the first thirty-nine weeks of 1999 grew 14% from the first nine months of 1998.

INCOME TAXES AND NET INCOME


The improved income from operations, combined with the one-time gain on the sale of the Company's building, resulted in income before income taxes of $363,596 for the first thirty-nine weeks of 1999, compared to a loss of $137,770 for the first nine months of 1998. The Company accrued income tax expense at the same rate in 1999 as it had in 1998. Net income was $214,695 for the first thirty-nine weeks of 1999, compared to a loss of $80,992 for the first nine months of 1998.

The Company's basic earnings per share improved from a $0.07 loss for the first nine months of 1998, to $0.18 for the first thirty-nine weeks of 1999. Fully diluted earnings per share improved from a $0.07 loss for the first nine months of 1998, to $0.17 for the first thirty-nine weeks of 1999.


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

SALES

Sales of the Company in 1998 increased 38% over 1997, from $6,551,490 in 1997 to $9,032,332 in 1998. During 1998, the Company achieved a 43% increase in product sales and a 28% increase in service sales.

The 43% increase in product sales resulted from two primary factors: (1) obtaining new significant orders from existing customers during the year, and
(2) producing products during the year which were in the design stage at year end 1997.

The 28% increase in service sales resulted from management's decision to focus on increasing sales to OEM's. Sales to this target market increased 234% during the year. By contrast, repair sales to TPM's and to self-maintainers declined by 45% from the previous year, as management de-emphasized sales to this market segment.

GROSS PROFIT

Management's decision to direct its marketing efforts toward the OEM marketplace and away from the TPM marketplace was intended to improve the Company's long-term prospects for growth and profitability. Management believes the OEM segment holds greater opportunities for growth than the TPM segment, and also believes that OEM sales will be more profitable with greater labor efficiencies and greater returns on investments in inventory and capital equipment.


The transition from a TPM focus to an OEM focus in 1998 had a short-term negative impact on the Company's financial results. For several years the Company maintained an inventory of spare parts exclusively for the purpose of supporting TPM sales. Due to the Company's sharp decline in revenue from the TPM market segment from 1997 levels, the Company elected to record a writedown of the value of that segment of its inventory of $300,000 during the third fiscal quarter of 1998. The writedown was recorded as a charge to cost of goods sold. The writedown resulted in an operating loss of $126,240 in the third quarter. For the total of the other three fiscal quarters of 1998 the Company posted operating income of $126,828.


While some of the inventory items that were written down were sold in the ordinary course of business during the fourth quarter of 1998, others were scrapped or sold at reduced prices as part of a specific effort to liquidate this inventory.

Largely as a result of this inventory writedown, cost of goods sold increased substantially during 1998, and gross margin was thereby reduced, dropping to 20% from 27% in 1997. The gross margin on product sales decreased from 23% to 18%. In addition to providing custom-designed circuit boards, in 1998 the Company began providing entire custom-designed computer systems, which had lower margins than the circuit board products. The gross margin on service sales declined from 39% to 29%, due in part to the inventory writedown, and due in part to having two depot repair facilities open throughout most of 1998. The second repair facility, located in Northern California, was closed by the Company in late 1998.

Therefore, despite a 38% increase in sales during 1998, the Company's gross profit increased by only 5.4%. Another factor contributing to the Company's reduced gross profit margin in 1998 was the fact that product sales grew in 1998 at a higher rate than repair sales. Product sales typically have lower gross profit margins than repair sales.

OPERATING EXPENSES


During 1998, while the gross profit of the Company remained relatively constant in total dollars, operating expenses of the Company increased by 31% over 1997 levels, primarily as a result of increased wage and benefit expenses associated with an expanded work force. However, because operating expenses increased by less than the rate of increase of sales during 1998, operating expenses as a percentage of each sales dollar declined from 20% in 1997 to 19% in 1998.


Because operating expenses increased by more than the relatively modest increase in gross profit, the Company's income from operations dropped by $322,736, or 78%, from 1997. Income from operations declined from $411,620, or 6% of sales, in 1997, to $88,885 in 1998, which was 1% of sales.


OTHER INCOME AND EXPENSE

The Company made minimal drawings against its line of credit in 1997, and at year-end 1997 the balance on the Company's line of credit was zero. During 1998, the line of credit was used often and extensively by the Company to support the higher receivables resulting from higher sales volumes and to fund fixed asset acquisitions. At year-end 1998, the outstanding balance stood at $150,000. Primarily as a result of the Company's increased use of its line of credit, net interest expense in 1998 grew by 21% over 1997 levels, from $68,853 in 1997 to $83,552 in 1998.


The increased interest expense, combined with the Company's reduced income from operations, resulted in lower income before income taxes during 1998 of $5,333, compared to $264,819 in 1997.

INCOME TAXES AND NET INCOME

Because its income before income taxes was lower, the Company's income tax expense was only $4,745 in 1998, compared to $107,580 in 1997.

The Company's net income was $588 in 1998, or 5/100ths of one cent per share, both basic and diluted, while the 1997 net income was $157,239, or 13 cents per share, both basic and diluted.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

SALES

Sales of the Company in 1997 were $6,551,490, up from $4,661,261 in 1996. Product sales increased 64% and service sales increased 11%. Product sales made up 65% of total sales in 1997, compared to 56% in 1996.

The 64% increase in product sales resulted from two primary factors: (1) winning new significant product orders from existing customers during the year, and (2) producing products during the year which were in the design stage at year end 1996.

Most of the service sales growth resulted from marketing efforts directed toward OEM's.

GROSS PROFIT

The gross margin on product sales in 1997 was 21%, compared to 26% in 1996. The product sales margin decreased primarily because new projects were priced more competitively than older projects. The service sales gross margin declined from 41% to 39%. Because product sales grew in 1997 at a much higher rate than repair sales, the gross margin of the Company declined to 27% in 1997, compared to 32% in 1996. However, due to higher sales volume, the gross profit of the Company (in dollars) grew by 16% in 1997.

OPERATING EXPENSES


Operating expenses of the Company in 1997 were $1,334,156, compared to $1,401,820 in 1996, a 5% decrease. As a percentage of sales, such expenses were 20% in 1997, compared to 30% in 1996. The decline of operating expenses in 1997 as a percentage of sales was primarily the result of economies of scale and a restructuring of certain employee compensation arrangements.

In 1997 income from operations increased 303% over 1996. As a percentage of sales, income from operations was 6% in 1997, compared to 2% in 1996.


OTHER INCOME AND EXPENSE

Net interest expense in 1997 grew by 19% over 1996 levels ($68,853 in 1997 vs. $57,664 in 1996). The increase was primarily the result of a capital equipment lease that originated in the fourth quarter of 1996.


Income before income taxes increased to $264,819, or 4% of sales in 1997, compared to $62,127, or approximately 1% of sales in 1996.

INCOME TAXES AND NET INCOME

The Company incurred significantly higher income tax expense in 1997 than it did in 1996 ($107,580 in 1997 vs. $12,000 in 1996). Most of the increase was attributable to higher tax rates on higher income levels.


The Company's income before income taxes was reduced by a loss of approximately $78,000 from its participation in a joint venture with Software Logistix Corporation. The Company had approximately a 40% ownership position and reported results under the equity method of accounting. The Company terminated its participation in the joint venture as of December 31, 1997.


The Company's 1997 net income was $157,239, compared to $50,127 in 1996. Both basic and fully diluted earnings per share were $0.13 in 1997. Both per share calculations were $0.05 in 1996.

LIQUIDITY AND CAPITAL RESOURCES


During the first thirty-nine weeks of 1999, the Company consumed $816,693 of cash in its operating activities. In the first nine months of 1998, the Company used only $476,713 of cash in its operating activities. The foremost use of cash in 1999 was inventory, which increased by $1,157,857 from the beginning of 1999. Much of the increase in inventory was attributable to current and anticipated future sales growth. Another minor factor in the increase in inventory was an increased number of requests from product customers for delivery of prototype/evaluation systems. Another factor was the request of some product customers that the Company hold in stock a quantity of their specific-designed systems on hand for immediate delivery. In these cases, the customer is committed to purchase these products within a specified period of time under a volume purchase agreement. The Company also made some one-time component purchases, in some cases to take advantage of price discounts, and in other cases to secure the availability of components that were no longer going to be manufactured. The Company expects to maintain a substantial investment in inventory for the foreseeable future in order to support its expected growth in product sales.

Other asset categories that increased, thereby using cash, were accounts receivable and prepaid expenses, which increased by $599,772 and $149,656, respectively. These uses of cash were partially offset by increases in accounts payable of $521,561, in accrued liabilities and taxes of $177,226, and in unearned revenues of $26,763.

For the entire year of 1998 the Company consumed $63,622 of cash in its operating activities. The Company used $34,461 and $391,970 in its operating activities in 1997 and 1996, respectively. The largest use of cash among operating activities over the three-year period was an increase in inventory, which increased by more than $650,000 in both 1996 and 1997. In 1996, the growth in inventory was fueled primarily by the growth of the TPM repair business, in which the Company would maintain a stock of replacement computer components in order to provide an overnight exchange of parts for customers. In 1997, the inventory growth was driven primarily by the increase in product sales. In 1998, as a result of the inventory writedown and of efforts by the Company to liquidate older inventory components, the Company's investment in inventory declined by approximately $150,000.


The Company's accounts receivable increased in each year from 1996 to 1998. In 1996, the increase was only $55,202, but in both 1997 and 1998, the increase was greater than $400,000. The rate of increase in accounts receivable from December 31, 1996 to December 31, 1997 was 69%, which was greater than the 40% increase in annual sales, but far less than the 156% increase in sales from the month of December 1996 to the month of December 1997. Likewise, accounts receivable increased 46% from December 31, 1997 to December 31, 1998, which was more than the 38% increase in annual sales, but was less than the 57% increase in sales from the month of December 1997 to the month of December 1998.


The Company's investing activities in the first thirty-nine weeks of 1999 consumed $205,088 in cash. Purchases of furniture and computer equipment consumed $352,704 of cash, but were offset by the Company's sale of its land and building, which generated $147,615. In the first nine months of 1998 the Company's investing activities consumed cash of $150,157.

The Company's investing activities throughout 1997 and 1998 consisted entirely of purchases of furniture and computer equipment. Total expenditures of capital assets, all of which were made with cash, were $153,779 in 1997 and $168,664 in 1998.

In April 1996, the Company completed a public offering of 250,000 of its common shares at $5.00 per share, resulting in gross proceeds of $1,250,000. Five months earlier (November 1995), the Company sold 100,000 units consisting of 1 share and 1 warrant in a private offering at $2.50 per unit. The warrants, which were exercised in May 1996 following the public offering, had a striking price of $2.50 per share. The net proceeds of the three sales of common shares (net of related expenses) were $1,523,393. The Company also received proceeds of approximately $77,000 from the exercise of employee incentive stock options.

These proceeds funded the Company's operating activities throughout 1996 and 1997, which consumed approximately $420,000 over the two-year period. The proceeds also funded approximately $288,000 of capital equipment purchases over the same period. They were also used to liquidate a note payable to a vendor of approximately $253,000 and to reduce short-term bank debt of $45,000 and long-term bank debt of approximately $240,000. As of the end of 1997, these proceeds were essentially depleted.

Through the last half of 1997, in anticipation of the depletion of the stock sale proceeds, and in anticipation of higher sales volumes, the Company sought a new financing package, and in early 1998 completed an agreement with Star (now Firstar) Bank. The initial package with Star included a revolving line of credit and a $300,000 term loan requiring 60 monthly payments of $5,000 plus variable interest. Both instruments had an interest rate of prime. The combined package had a limit of the lower of $1,500,000, or a percentage of the Company's eligible accounts receivables. The loan agreements require the Company to meet certain financial targets and to comply with certain other covenants, including restrictions on paying dividends, incurring additional indebtedness and liens, guarantees of other obligations, and reorganizations. The Company's obligations under these loan agreements are secured by substantially all of the Company's assets.

The initial draw on the line of credit was approximately $241,000. Combined with the $300,000 term loan, the proceeds were used to retire a term loan and a mortgage loan at Huntington Bank. The payoff of those loans were approximately $180,000 and $361,000, respectively.

In July 1998, the Company obtained a mortgage loan from Firstar Bank on the Company's building in the amount of $412,500. The mortgage loan had a 5-year maturity and was amortized on a 15-year basis. The building was sold in May 1999, and the mortgage loan was retired by the proceeds of the sale.

During 1998, the line of credit was used often and extensively by the Company to support the higher receivables resulting from higher sales volumes and to fund fixed asset acquisitions. At year-end 1998, the outstanding balance stood at $150,000. For the year 1998, net of regularly scheduled principal payments, the Company's bank debt increased by approximately $238,000 to fund operating activities and capital equipment purchases.

For the first thirty-nine weeks of 1999 principal payments on the Company's long-term debt and capital lease totaled $65,974. Those payments were partially offset by proceeds of $43,500 from the exercise of employee incentive stock options. However, The Company's principle means of funding its operations in the first six months of 1999 were draws on its bank line of credit, which totaled $1,020,000. At October 1, 1999, the balance was $1,170,000.


These draws consumed most of the Company's borrowing capacity under the formulas of its initial financing package with Firstar. Consequently, in September 1999, the Company renegotiated its financing agreement with Firstar to increase the maximum amount available on a revolving basis through September 2000 to $2,000,000, and to include the Company's inventory as part of the borrowing base calculation, in addition to its accounts receivable, thereby significantly increasing the Company's borrowing capacity. The line of credit and the $300,000 term loan are secured by a security interest in substantially all of the Company's assets and by the collateral assignment of $1,000,000 of coverage of a $2,000,000 life insurance policy on the life of John Bair. As of October 1, 1999, the Company had approximately $677,000 of unused availability on the line of credit.

As the Company continues to grow, it will need to obtain additional working capital, to support higher levels of accounts receivable and inventory and will need to fund additional investments in capital equipment. The amount for additional capital needed by the Company will depend, in part, on the relative growth of the service and product segments. The Company intends to expand its service sales at a pace greater than or equal to product sales. Service sales are significantly less capital intensive than product sales, which require a much greater investment in inventory.

In February 2000 the Company entered into a new loan agreement with Key Bank to refinance its loan with Firstar. The agreement provides for a line of credit up to $2.5 million, a $400,000 three-year term loan, both at a variable interest rate of prime minus 0.25%, and a $250,000 lease line of credit. Differences between the new loan agreement and the previous agreement will result in significantly expanded borrowing capacity for the Company. The new term loan will not reduce the borrowing availability of the line of credit, as was the case in the old agreement, and amounts owed to Sun Microsystems will not be deducted from any amounts owed from Sun, in the calculation of the borrowing availability.

The Company believes that if it continues with steady growth, then the new loan agreement will be sufficient to meet its immediate financing needs. However, the Company's management believes that it would need to raise additional debt and/or equity capital in order to fund larger product sales opportunities that may arise. The Company is currently investigating several alternatives. One alternative is specific bank financing for customer sales projects, and for fixed asset acquisitions. The Company is pursuing expanded credit terms from its suppliers for specific projects. For the longer term the Company will consider additional debt or equity financing.


YEAR 2000 IMPACT ON COMPUTER RESOURCES

A potential problem exists for all companies that rely on computers as the year 2000 approaches. The "Year 2000" problem is the result of the past practice in the computer industry of using two digits rather than four to identify the applicable year. This practice could result in incorrect results when the Company's computers or those of the third parties with which it deals perform arithmetic operations, comparisons or data field sorting involving years later than 1999.

The Company believes that all of its product offerings are Year 2000 compliant, in that its products will not produce errors in the processing of date data related to the year change from December 31, 1999 to January 1, 2000. The Company believes its products are Year 2000 compliant in large part because its products incorporate hardware and software products and technology that are produced by Sun Microsystems, Inc., and that have been warranted by Sun to be Year 2000 compliant. However, if the Company's products are embedded into or otherwise combined with other hardware or software products that are not Year 2000 compliant, the Company's products may fail to function properly.

The Company cannot be sure that its products or Sun's products do not contain undetected errors or defects associated with Year 2000-related operations that may result in material costs to the Company. Nor can the Company be sure that its products will not be combined with other products that contain undetected errors or defects. The Company's operations and financial condition could be adversely affected if its customers become dissatisfied with its products and services as a result of Year 2000 issues, or if customers are unable to pay the Company for services rendered or products sold because of their own year 2000 issues.

The Company has assessed the Year 2000 readiness of those third parties that could have a material impact on the Company's operations. The Company has sent Year 2000 questionnaires to these third parties with the intent to evaluate the steps these parties have taken to assess their preparedness for the Year 2000. The Company is in the process of evaluating these questionnaires. The areas in which the Company is most dependent on third parties is in the supply of electronic components and accounts receivable. Most of the Company's purchases and most of its sales are from and to large companies who have already made assurances of Year 2000 compliance. Nonetheless, the Company is continuing to evaluate the readiness of these organizations. The Company's operations and financial condition could be adversely affected if any of its suppliers cannot timely provide products or services which are critical to the Company.

The Company has partially assessed the potential operational and financial effects that it may encounter with respect to its internal information systems as a result of the "Year 2000" issue, and believes that these will be material. The Company has replaced its management information/accounting system with a Year 2000-compliant system at a cost of approximately $30,000 in the past year. The Company has completed all phases except for the installation of a business management system, which has been purchased. The Company's operations and financial condition could likewise be adversely affected if any of its internal systems fail to achieve Year 2000 compliance.

The Company will utilize both internal and external resources to reprogram or replace and test all of its software. The Company expects to incur costs up to $40,000 to replace its existing business management system.
Such costs are being financed through a lease with the Company's bank.

ITEM 3.  DESCRIPTION OF PROPERTY


The Company leases approximately 56,000 square feet of office, warehouse, laboratory and production space in a building located at 6600 Port Road, Groveport, Ohio. The Company entered into a ten-year lease commencing May 1, 1999. In January 2000 the Company amended its lease to expand the amount of square feet under lease to approximately 113,000, effective February 1, 2000. The Company has the option to extend the term of the lease for an additional five years. The building is in good condition. The Company believes that this space is adequate for the foreseeable future and that additional space could be obtained within its existing building if additional space became necessary. See
Item 2, Management Discussion and Analysis.


In May 1999, the Company sold a 19,200 square foot building in which it formerly conducted its operations. The sale resulted in a gain of $85,922 to the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth certain information as of February 11, 2000, with respect to the Shares held of record by (a) the Company's chief executive officer and the three persons serving as its other executive officers during 1999, (b) each of the directors of the Company, (c) all executive officers and directors as a group, and (d) each shareholder known to the Company to own more than 5% of the Company's common shares, including Shares subject to outstanding Options or Warrants that can be exercised within a 60 day period:

           NAME AND                            NUMBER OF              PERCENT
       ADDRESS OF OWNER                 SHARES OWNED (1) (2) (3)      OF CLASS
       ----------------                 ------------------------      --------

     John D. Bair                              359,431                24.2 %
     6600 Port Road
     Groveport, OH 43125

     C. Robert Hahn                             31,831                 2.1 %
     6600 Port Road
     Groveport, OH 43125

     Thomas J. Carr                             38,031                 2.6 %
     6600 Port Road
     Groveport, OH 43125

     Thomas M. O'Leary                          15,500                 1.0 %
     868 Paisley Place
     Worthington, OH 43085

     Robert V.R. Ostrander                      14,500                 1.0 %
     1585 Bethel Road
     Columbus, OH 43220

     Executive officers and directors          453,631                30.6 %
     as a group (_6_ persons)
                  -

The following table sets forth certain information as of February 11, 2000, with respect to the Shares held of record by any other shareholder known to the Company to own more than 5% of the Company's common shares, including Shares subject to outstanding Options or Warrants:


     David J. Richards                         111,320                 7.5 %
     765 North Hamilton Rd.

     Columbus, Ohio 43230

----------------------------------------------------------
(1) The persons listed in the foregoing two tables have the sole right to vote and to dispose of the common shares of the Company listed in that person's name.
(2) As trustees of the Pinnacle Data Systems, Inc. 401(K) Profit Sharing Plan, Messrs. Bair, Hahn and Carr have the power to vote the Pinnacle shares held in the plan. Each of these individuals is shown as beneficially owning the 2,831 shares in the Plan due to their shared voting power. However, they have no investment power with respect to such shares.
(3) The shares set forth in the foregoing two tables include the following numbers of Shares which may be acquired by the following persons upon the exercise of stock options, which are exercisable within the next 60 days:

     John D. Bair                        35,000                     2.4 %
     C. Robert Hahn                      29,000                     1.9 %
     Thomas J. Carr                      34,000                     2.3 %
     Thomas M. O'Leary                   15,000                     1.0 %
     Robert V.R. Ostrander               14,500                     1.0 %

     David J. Richards                   37,000                     2.5 %

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors, executive officers and key personnel of the Company are as follows:

         NAME                    AGE              POSITION                             DIRECTOR
         ----                    ---              --------                               SINCE
                                                                                         -----

     John D. Bair                 33       Chairman, President, Chief                    1989
                                           Executive Officer and Director

     C. Robert Hahn               47       Chief Operating Officer, Vice                 1995
                                           President and Director

     Thomas J. Carr               45       Treasurer, Chief Financial  Officer           1996
                                           and Director

     John C. Kniley               51       Vice President of Sales and
                                           Marketing

     Michael L. Antill            38       Vice President of Engineering

     Joy Bair                     29       Secretary



     Thomas M. O'Leary            55       Director                                      1996

     Robert V.R. Ostrander        53       Director                                      1997


John D. Bair, one of the founders of the Company, currently serves as Chief Executive Officer and President of the Company. He has served as a director since inception, as the Chairman of the Board and Chief Executive Officer since May 1996, and as President since 1998. He served as Secretary from inception until October 1998. Mr. Bair holds a Bachelor of Science Degree in Computer and Information Science from the College of Engineering from the Ohio State University.

C. Robert Hahn is an executive officer and has served as Chief Operating Officer and Vice President of the Company since June 1998. He served as President of the Company from June 1996 to June 1998, and as Vice President of Sales and Marketing from October 1994 to June 1996. He has served as a director since December 1995. Mr. Hahn previously worked for six years as general manager of Cranel, Inc., a distributor of computer peripheral products. Mr. Hahn holds a Bachelor Degree in Business Administration and a Master of Business Administration degree, both from Ohio University, and has been certified as a Certified Production and Inventory Manager by the American Production and Inventory Control Society.

Thomas J. Carr is an executive officer and has served as Treasurer and Chief Financial Officer and as a director of the Company since May 1996. He joined the Company as Controller in September 1995. Previously, Mr. Carr was President for three years of Celtic Resources, a business consulting firm. Mr. Carr taught general computer courses at Columbus State Community College for two years. He served as Controller and Director of Financial Planning for six years at CompuServe Incorporated of Columbus, Ohio. Mr. Carr holds a Bachelor Degree in Accounting and a Master of Business Administration degree, both from The Ohio State University.

John C. "Skip" Kniley is an executive officer and has served as Vice President of Sales and Marketing since March 1999. Mr. Kniley has 27 years of experience in various sales and marketing positions, the most recent five years with the Bucci-Augustyn group of companies, a medical technology firm, as Director of Sales and Marketing. Mr. Kniley holds a Bachelor of Science in Marketing from the University of Connecticut.

Michael L. Antill is an executive officer and has served as Vice President of Engineering since August 1999. Mr. Antill has 17 years experience in various engineering and engineering management positions, including the last 11 years as Manager of Electronic Systems at Chiron Diagnostics Corp., a medical technology company. Mr. Antill holds a Bachelor of Electrical Engineering Technology from The Ohio Institute of Technology and a Masters of Electrical Engineering degree from Cleveland State University.

Joy S. Bair has served as Secretary of the Company since October 1998. From October 1997 until October 1998 she served as Assistant Secretary. Ms. Bair was previously employed with the Company from June 1990 until April 1993, serving in several positions including Accounting

Manager. Ms. Bair holds a Bachelor of Science Degree in Actuarial Science and a Master of Education Degree in Mathematics, both from The Ohio State University.

Thomas M. O'Leary has served as a director of the Company since September 1996. Mr. O'Leary retired from ATT/Lucent after 30 years of service in 1996. While employed by ATT/Lucent, Mr. O'Leary acquired extensive experience in the areas of management of manufacturing operations, engineering, product development, project management, product repair and support and sales. He is currently on the school board of the Worthington City School system and served as President in 1998. He is also a board member of Liberty Communications Services, Inc. in Gahanna, Ohio. Mr. O'Leary now serves as a private consultant for a number of local companies in areas related to his accumulated experience.

Robert V.R. Ostrander has served as a director of the Company since July 1997. Mr. Ostrander is currently serving as Chairman of Manex Financial Management, Inc. and President of Manex Risk Management, Inc., Manex Management Services, Inc., Manex Advisors, Inc. and Omni Financial Securities, Inc., which positions he has held for more than five years. He is a Certified Financial Planner, a licensed securities principal, and is licensed to sell several forms of insurance by the State of Ohio. He was the founding president of The Central Ohio Chapter of Society for Certified Financial Planners. He is also the author of Omni's Business Navigator, and has been involved in numerous business start-ups.


ITEM 6.  EXECUTIVE COMPENSATION


The following table sets forth for the fiscal years ended December 31, 1999, 1998, and 1997, the compensation of the Company's Chief Executive Officer and the only other executive officer whose compensation exceeded $100,000 during 1999. No other executive officer of the Company received salary and bonus compensation in excess of $100,000 in the most recent completed fiscal year.

SUMMARY COMPENSATION TABLE

                                                         LONG TERM COMPENSATION
                                                         ----------------------
                                                                         (***)
                                                         SECURITIES       ALL
                                 ANNUAL COMPENSATION       UNDER-        OTHER
                                 -------------------       LYING         COMPEN-
        NAME AND       FISCAL     SALARY      BONUS       OPTIONS/       SATION
        POSITIONS       YEAR        ($)        ($)          SAR's          ($)
--------------------------------------------------------------------------------
  John D. Bair          1999      148,500    17,413(**)     4,000         2,498
  Chairman of the       1998      135,520     7,370        35,000(*)      3,000
  Board of Directors,   1997      100,000     5,181        30,000         3,000
  President, and Chief
  Executive Officer
--------------------------------------------------------------------------------
  C. Robert Hahn        1999      137,500    17,413(**)     4,000         3,000
  Chief Operating       1998      125,481     7,370        24,000(*)      3,000
  Officer, Vice         1997      120,000     5,181        20,000         3,000
  President
--------------------------------------------------------------------------------


* In 1998, 30,000 of the options granted to Mr. Bair, and 20,000 of the options granted to Mr. Hahn were replacement grants for options grunted to them in 1997, which were re-priced to reflect then-current market values.

** Estimated. The actual 1999 bonuses cannot be calculated until completion of the Company's 1999 year-end audit.

*** Amounts in this column reflect matching contributions made by the Company to its 401 (k) plan.
--------------------------------------------------------------------------------


The Company has entered into an employment agreement with John D. Bair, its President and Chief Executive Officer. The agreement is for a term of three years ending on September 1, 2000, and provides for an annual salary of $100,000 or such higher amount as shall be determined by the Board of Directors plus a bonus of 3% of pre-tax net income, and provides for those benefits generally available to other employees. If the Company terminates Mr. Bair's employment without cause, he is entitled to a severance payment equal to one year's base salary.

The Company has entered into an employment agreement with C. Robert Hahn, its Vice President and Chief Operating Officer. The agreement is for a term of three years ending on September 1, 2000, and provides for an annual salary of $120,000 or such higher amount as shall be determined by the Board of Directors plus a bonus of 3% of pre-tax net income, and provides for those benefits generally available to other employees. If the Company terminates Mr. Hahn's employment without cause, he is entitled to a severance payment equal to one year's base salary.

OPTION GRANTS IN LAST FISCAL YEAR


The following table indicates information about stock options granted to the Company's chief executive officer and the other officers named in the summary compensation table during 1999:

                              NUMBER         PERCENT OF
                          OF SECURITIES     TOTAL OPTIONS
                            UNDERLYING       GRANTED TO        EXERCISE OR
                             OPTIONS        EMPLOYEES IN       BASE PRICE      EXPIRATION
             NAME           GRANTED(#)       FISCAL YEAR          ($/SH)          DATE
             ----           ----------       -----------          ------          ----

John D. Bair               4,000 shares           5.4%             $4.54           2004
C. Robert Hahn             4,000 shares           5.4%             $4.13           2009

STOCK OPTION EXERCISES AND YEAR END OPTION VALUES

The following table indicates stock option exercises during 1999 by the Company's chief executive officer and the other officers named in the summary compensation table, and the value, as of December 31, 1999, of in-the-money stock options held by them.

                                                                                              VALUE OF
                                                                      NUMBER OF             UNEXERCISED
                                                                     UNEXERCISED           IN-THE-MONEY
                                                                     OPTIONS AT             OPTIONS AT
                            SHARES                                   12/31/99(#)            12/31/99(#)
                          ACQUIRED ON               VALUE           EXERCISABLE/           EXERCISABLE/
          NAME           EXERCISE (#)            REALIZED(1)        UNEXERCISABLE        UNEXERCISABLE(2)
          ----           ------------            -----------        -------------        ----------------

John D. Bair                   0                      0              35,000/4,000           $30,500/$0
C. Robert Hahn                 0                      0              29,000/4,000           $31,500/$0


(1) Aggregate market value of the shares covered by the option less the aggregate price paid by such person.

(2) The value of in-the-money options was determined by subtracting the exercise price from the average of the closing bid and asked prices of the shares on December 31, 1999.

SAVINGS PLAN

The Company has adopted the Pinnacle Data Systems, Inc. 401(k) Savings and Profit Sharing Plan (the "Savings Plan"). The Savings Plan is a defined contribution plan (within the meaning of the Employee Retirement Income Security Act of 1974) and is intended to be a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Under the Savings Plan, each participant is eligible to enter into a written salary reduction agreement with the Company whereby the participant's salary will be reduced by up to 12%, as elected by the participant, in accordance with the rules governing cash or deferred arrangements under Section 401(k) of the Code. The amount deferred by a participant is contributed by the Company to a trust fund for the Savings Plan and invested by the trustee in accordance with the investment guidelines established under the Savings Plan. Participants have the right to direct the trustee to invest such participant's deferred amounts in the investment funds the administrator directs the trustee to make available for the Savings Plan. Mr. Bair, Mr. Carr and Mr. Hahn serve as the trustees of the Savings Plan. Certified Pension Services serves as the administrator of the Savings Plan, and McDonald & Company serves as investment advisor.


During 1997, the Savings Plan was amended to provide that if the Company is profitable, the Company will match 100% of employee contributions up to 6% of wages deferred with a maximum contribution of $3,000 per employee. Contributions of $48,630, $24,520, $28,665 have been accrued for 1999, 1998 and 1997, respectively. The amounts contributed on behalf of Mr. Bair and the other executive officers are reflected in the "All Other Annual Compensation" column of the foregoing Summary Compensation Table. While a participant is always vested in his or her own salary reduction contributions, contributions by the Company become fully vested only after five years.


Upon retirement or other termination of employment, vested benefits are disbursed in a single lump sum to the participant. The amounts payable to a participant will be determined by the amount credited to his bookkeeping account in the trust fund, including his allocable share of trust fund earnings or losses.

1995 STOCK OPTION PLAN


On December 19, 1995, the Company adopted the Pinnacle Data Systems, Inc. Stock Option Plan (the "Plan"). Under the Plan the Company has reserved 300,000 common shares for issuance pursuant to which options may be granted to employees of the Company or its subsidiaries. On February 16, 2000 the Board of Directors amended the Plan, subject to shareholder approval, to increase the number of shares reserved for issuance to 600,000 common shares. The purpose of the Plan is to attract and retain qualified individuals to serve on behalf of the Company. The Plan is currently administered by the Board of Directors. Options granted under the plan can qualify as incentive stock options under ss.422 of the Code, or at the option of the directors, be non-qualified options. Directors of the Company who are not employees of the Company or its subsidiaries are not eligible to participate in the Plan.


Subject to the requirement that the price per share of any common shares to be received upon the exercise of any incentive option will not be less than the fair market value of the common shares at the time the option is granted, the board or committee administering the Plan has the exclusive authority, consistent with law and the terms of such Plan, to designate recipients of options to be granted thereunder and to determine the number and type of options and the number of common shares subject thereto. As of October 1, 1999 all options under the Plan have been granted. See Note 7 of Notes to Financial Statements.

COMPENSATION OF DIRECTORS

Directors who are officers of the Company receive no separate compensation for their services as directors. Compensation of the outside directors is determined by the whole Board after receiving the recommendations of the President. Currently, outside directors receive a fee of $250.00 for each Board Meeting attended. In 1996, upon his initial election to the Board of Directors, Mr. O'Leary received options for 5,000 shares of the Company's common stock that are exercisable at $4.13 per share until October 1, 2006. Mr. O'Leary also received options for 10,000 shares in September 1997 that are exercisable at $3.00 per share until September 2007, and received options for 4,000 shares in June 1999 that are exercisable at $4.13 per share until September 2009. Mr. Ostrander received options for 14,500 shares in September 1997 that are exercisable at $3.00 per share until September 2007. Mr. Ostrander also received options for 4,000 shares in June 1999 that are exercisable at $4.13 per share until September 2009.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In 1998, the Company refinanced three loans aggregating $540,585 in principal amount. In addition to being collateralized by the Company's land, building, rents, leases, general business assets and profits thereof, these loans were guaranteed by two shareholders of the Company, one of whom was John Bair, the President and principal shareholder of the Company. These guarantees were released at the time of the refinancing.

On July 22, 1998, the Company entered into an agreement with David J. Richards, an advisor who is a shareholder, but otherwise unrelated to a director or executive officer, to provide to the Company consulting and advisory services with respect to the Company's communications with its stockholders and with members of the financial community. The agreement expired on July 22, 1999. In exchange for his services, the advisor was granted options to purchase 37,000 shares of common stock at the then market price.

ITEM 8.  DESCRIPTION OF SECURITIES.

COMMON SHARES

The aggregate number of shares of capital stock that the Company has authority to issue is 5,000,000 shares, all of which are common shares, without par value.

Holders of the common shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor. Upon dissolution and liquidation of the Company, holders of the common shares are entitled to a ratable share of the net assets of the

Company remaining after payments to creditors of the Company. All outstanding common shares are validly issued, fully paid and nonassessable.

The holders of common shares are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of shareholders. Holders of common shares are not entitled to preemptive rights or to cumulative voting for the election of directors. The absence of cumulative voting, together with the ownership of approximately 24% of the common shares by Mr. Bair (approximately 30% when included with shares owned by all directors and executive officers), has enabled him to control the affairs and policies of the Company and could have the effect of delaying, averting or preventing a change in control or management of the Company unless Mr. Bair is in favor of such change.


PART II



ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


         (a) MARKET INFORMATION. Since April 1996, the Shares have been traded on the over-the-counter market and since April 1996, the Shares have been included on the NASDAQ OTC Bulletin Board under the trading symbol PNDS. Prior to April 1996, there was no established trading market in the Shares. Set forth below is the range of high and low bid prices for the Shares for each quarterly period since January 1996, as reported by National Quotation Bureau. These quotations reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

                                                                   BID PRICES
                                                                   ----------
                                                                HIGH        LOW
                                                                ----        ---

Fiscal Year 1999
     First quarter (ended March 31).........................    $5.50     $2.25
     Second quarter (ended June 30).........................     5.375     2.75
     Third quarter (ended September 30).....................     5.25      3.00
     Fourth quarter (ended December 31).....................     4.375     3.625


Fiscal Year 1998
     First quarter (ended March 31).........................    $5.25     $3.75
     Second quarter (ended June 30).........................     5.25      3.375
     Third quarter (ended September 30).....................     3.75      0.875
     Fourth quarter (ended December 31).....................     2.75      0.875

Fiscal Year 1997
     First quarter (ended March 31).........................    $8.75     $5.50
     Second quarter (ended June 30).........................     5.625     4.00

     Third quarter (ended September 30).....................     9.00      5.00
     Fourth quarter (ended December 31).....................     7.25      3.625



         (b) HOLDERS. On February 11, 2000, there were 72 holders of record of the Shares. Most of the Shares not held by officers and directors of the Company are held in street name.


         (c) DIVIDENDS. During the past three years, the company has not paid any cash dividends. Payments of dividends are within the discretion of the Company's board of directors and depend upon the earnings, capital requirements, and operating and financial condition of the Company, among other factors. The Company currently expects to retain its earnings to finance the growth and development of its business and does not expect to pay cash dividends in the foreseeable future. In addition, under the terms of a loan agreement with a bank, the Company is prohibited from declaring or paying dividends to common shareholders and from redeeming stock from shareholders.

ITEM 2.  LEGAL PROCEEDINGS.


The Company is not currently a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                 .

None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

The following is information about all securities that the Company sold within the past three years without registration under the Securities Act of 1933, as amended:


         (a) On April 23, 1996, the Company sold 250,000 common shares, without par value, to the public at a price of $5.00 per share. The aggregate offering price was $1,250,000 and the total underwriting commissions were $100,000, plus underwriters warrants for 25,000 common shares exercisable at a price of $5.50 per share, plus a $10,000 nonaccountable expense allowance. Corna Securities, Inc. acted as the underwriter in the sale of the shares. The shares were sold pursuant to the exemption from registration under the Securities Act of 1933, as amended, set forth in Regulation A. In addition, the shares were registered for sale in the State of Ohio.

         (b) On May 23, 1996, the Company issued 100,000 common shares, without par value, to Microcap, Ltd. upon exercise by Microcap of warrants to purchase such shares at $2.50 per share. The shares were sold at a price of $2.50 per share and an aggregate of $250,000. The shares were issued pursuant to the exemption from registration under the Securities Act of 1933, as amended, set forth in Regulation A. In addition, the issuance of such shares was registered in the State of Ohio.

         (c) On August 7, 1996, 10,000 common shares, without par value, were issued to Robert Henkel, a former officer and principal shareholder of the Company, upon his exercise of stock options at $2.75 per share. The aggregate amount received by the Company in connection therewith was $27,500, which it received in the form of 4,400 common shares of the Company valued at market price at the time of the transaction. The 10,000 shares were issued pursuant to
Section 4(2) of the Securities Act of 1933, as amended, and Rule 701. The Company recorded the receipt of the 4,400 shares as treasury shares.

         (d) On October 1, 1996, the Company granted an option for 5,000 common shares to Thomas M. O'Leary, upon his election as a director of the Company. The Company received no consideration for the grant of the option. The exercise price of the option was $7.00 per share and the option expires on October 1, 2006. The option was issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 701 promulgated thereunder. On June 23, 1999, the option was re-priced at $4.13 per share.

         (e) On May 16, 1997, the Company granted options pursuant to the Pinnacle Data Systems, Inc. 1995 Stock Option Plan for 77,800 common shares, without par value, to employees of the Company. Options for 10,000 of the shares were issued to John D. Bair at an exercise price of $6.60 per share, and the exercise price for the remainder of 67,800 shares was $6.00 per share. The Company received no consideration for the grant of the options. The options were issued pursuant to the exemption from registration under the Securities Act of 1933, as amended, set forth in Regulation D, Rule 504. In addition, the shares underlying such options were registered with the state of Ohio and a filing was made with the Securities and Exchange Commission on Form D under Rule 504. On July 30, 1998, 61,750 of the options were re-priced at $3.00 per share. The 10,000 options issued to John D. Bair were re-priced at $3.30 per share. Prior to the re-pricing, 6,050 of the options originally issued in 1997 had been forfeited by terminated employees. The repriced options were issued pursuant to the exemption from registration under the Securities Act of 1933, as amended, set forth in Rule 701.


         (f) On June 4, 1997, the Company issued 9,500 common shares, without par value, to Corsair Associates, Ltd., an advisor to the Company. On October 13, 1995, the Company had entered into an agreement with the advisor to assist the Company in its efforts to fund the growth of its business. A provision in the agreement required the Company to retain the advisor for two additional years if the Company received at least $1 million in equity capital in 1996. In exchange, the advisor would receive 19,000 shares of common stock of the Company in two annual installments of 9,500 shares. The first installment was made in 1997 and the second installment of 9,500 shares was made in 1998. The shares were issued pursuant to Regulation D, Rule 504, and a Form D was filed with the Securities and Exchange Commission. In addition, the shares were registered under Ohio law. The value of the services received by the Company and paid by the 1997 installment of shares was $3,750.

         (g) During 1997, the Company issued 29,600 common shares, without par value, to employees of the Company pursuant to their exercise of stock options previously granted to them. The aggregate amount received by the Company upon such exercise was $77,475. The shares were registered under Ohio law and were the subject of a Form D filing under Rule 504 with the Securities and Exchange Commission.

         (h) On September 12, 1997, under separate Stock Option Agreements, the Company granted an option for 10,000 common shares to Thomas M. O'Leary, a director of the Company, and 14,500 options to Robert V.R. Ostrander, another director of the Company. The Company also granted options for 50,000 common shares to three employees who are also directors. Options for 20,000 of the shares were issued to John D. Bair at an exercise price of $6.53 per share. Options for 10,000 shares were granted to Robert Hahn and options for 20,000 shares were granted to Thomas Carr at an exercise price of $5.94 per share. The Company received no consideration for the grant of the options. The options were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 701 promulgated thereunder. On July 30, 1998, all of the options were re-priced. The 20,000 options issued to John D. Bair were re-priced at $3.30 per share. The remaining options of O'Leary, Ostrander Hahn and Carr were repriced at $3.00 per share. The repriced options were issued pursuant to the exemption from registration under the Securities Act of 1933, as amended, set forth in Rule 701.


         (i) On May 20, 1998, the Company issued 9,500 common shares, without par value, to Corsair Associates, Ltd., an advisor to the Company. On October 13, 1995, the Company had entered into an agreement with the advisor to assist the Company in its efforts to fund the growth of its business. A provision in the agreement required the Company to retain the advisor for two additional years if the Company received at least $1 million in equity capital in 1996. In exchange, the advisor would receive 19,000 shares of common stock of the Company in two annual installments of 9,500 shares. The first installment was made in 1997 and the second installment of 9,500 shares was made in 1998. The shares were issued pursuant to Regulation D, Rule 504 and a Form D was filed with the Securities and Exchange Commission. The shares were also registered under Ohio law. The value of the services received by the Company and paid by the 1998 installment of shares was $12,938.


         (j) On July 30, 1998, the Company granted options pursuant to the Pinnacle Data Systems, Inc. 1995 Stock Option Plan for 74,500 common shares, without par value, to employees of the Company. Options for 5,000 of the shares were issued to John D. Bair at an exercise price of $3.30 per share and the exercise price for the remainder of 69,500 shares was $3.00 per share The Company received no consideration for the grant of the options. The options were issued pursuant to the exemption from registration under the Securities Act of 1933, as amended, set forth in Rule 701. In addition, the shares underlying such options were registered with the State of Ohio and a filing was made with the Securities and Exchange Commission on Form D under Rule 504.

         (k) On June 23, 1999, the Company granted options pursuant to the Pinnacle Data Systems, Inc. 1995 Stock Option Plan for 67,450 common shares, without par value, to employees of the Company. Options for 4,000 of the shares were issued to John D. Bair and 2,000 of the shares to Joy Bair at an exercise price of $4.54 per share. The exercise price for the remainder of 61,450 shares was $4.125 per share. The Company received no consideration for the grant of the options. The options were issued pursuant to the exemption from registration under the Securities Act of 1933, as amended, set forth in Rule 701.

         (l) On June 23, 1999, under separate Stock Option Agreements, the Company granted options for 4,000 common shares to both Thomas M. O'Leary and to Robert V.R. Ostrander, directors of the Company, at an exercise price of $4.13 per share. The Company received no consideration for the grant of the options. The options were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 701 promulgated thereunder.

         (m) On August 12, 1999, the Company granted options pursuant to the Pinnacle Data Systems, Inc. 1995 Stock Option Plan for 3,000 common shares, without par value, to employees of the Company. The exercise price was $4.625 per share. The Company received no consideration for the grant of the options. The options were issued pursuant to the exemption from registration under the Securities Act of 1933, as amended, set forth in Rule 701.

         (n) During 1999, the Company has issued 14,500 common shares, without par value, to employees of the Company pursuant to their exercise of stock options previously granted to them. The aggregate amount received by the Company upon such exercise was $43,500. The shares were registered under Ohio law, and were the subject of a Form D filing under Rule 504 with the Securities and Exchange Commission.



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 1701.13(E) of the Ohio Revised Code sets forth conditions and limitations governing the indemnification of officers, directors, and other persons.

Article 8 of the Amended and Restated Code of Regulations of the Company, a copy of which is filed as Exhibit 3(b), contains certain indemnification provisions adopted pursuant to authority contained in Section 1701.13(E) of the Ohio Revised Code. The Company's Code of Regulations provides for the indemnification of its officers, directors, employees, and agents, or persons who are serving or have served at the request of the Corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against all expenses with respect to any judgements, fines, and amounts paid in settlement, or with respect to any threatened, pending, or completed action, suit, or proceeding to which they were or are parties or are threatened to be made parties by reason of acting in such capacities, provided that it is determined, either by a majority vote of a quorum of disinterested directors of the Company or by the shareholders of the Company or otherwise as provided in Section 1701.13(E) of the Ohio Revised Code, that: (a) they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company; (b) in any action, suit, or proceeding by or in the right of the Company, they were not, and have not been adjudicated to have been, negligent or guilty of misconduct in the performance of their duties to the Company; (c) with respect to any criminal action or proceeding, that they had no reasonable cause to believe that their conduct was unlawful. Section 1701.13(E) provides that expenses, including attorneys' fees, incurred in defending any action, suit, or proceeding, may be paid by the Company in advance of the final disposition of such action, suit, or proceeding, upon receipt of an undertaking by the indemnified person to repay such amount in the event that indemnification shall be deemed improper.

The Company maintains directors and officers liability insurance.

At present, there are no claims, actions, suits, or proceedings pending where indemnification would be required under these provisions, and the Company does not know of any threatened claims, actions, suits, or proceedings which may result in a request for such indemnification.

PART F/S
FINANCIAL STATEMENTS.

TABLE OF CONTENTS

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                                                                                     Page
                                                                                     ----
INDEPENDENT AUDITORS' REPORT..........................................................35


FINANCIAL STATEMENTS
  Balance Sheets as of December 31, 1997 and 1998 and
  October 1, 1999 (Unaudited).........................................................36

  Statements of Income for the Years Ended December 31, 1997 and 1998 and for
  the Nine Months Ended September 30, 1998 (Unaudited) and the Thirty-nine Weeks ended October 1, 1999 (Unaudited)...................................................38

  Statements of Changes in Stockholders' Equity For the Years Ended December 31,
  1997 and 1998 and for the Thirty-nine Weeks Ended October 1, 1999 (Unaudited).......39

  Statements of Cash Flows For the Years Ended December 31, 1997 and 1998 and
  for the Nine Months Ended September 30, 1998 (Unaudited) and the Thirty-nine
  Weeks Ended October 1, 1999 (Unaudited).............................................40

  Notes to Financial Statements.......................................................42

To the Board of Directors
Pinnacle Data Systems, Inc. (dba PDSi)
Columbus, Ohio


Independent Auditors' Report

         We have audited the accompanying balance sheets of Pinnacle Data Systems, Inc. (dba PDSi) as of December 31, 1997 and 1998, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Data Systems, Inc. (dba PDSi) as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                        /s/ Hausser & Taylor LLP

Columbus, Ohio
February 23, 1999

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSi)

                                 BALANCE SHEETS

                                                                                           (Unaudited)
                                                              December 31,   December 31,   October 1,
                                                                  1997           1998          1999
                                                                  ----           ----          ----
                 ASSETS
                 ------

CURRENT ASSETS
  Cash                                                        $   16,149     $   35,101     $   10,846
  Accounts receivable, net of allowance for doubtful
   accounts of $10,000, $9,000 and $18,000, respectively       1,008,807      1,469,674      2,060,446
  Inventory                                                    1,730,185      1,427,792      2,591,241
  Prepaid software costs (Note 2)                                 56,456            -           29,739
  Other prepaid expenses                                          17,299        115,017        234,935
  Deferred income taxes (Note 10)                                 72,420         97,675         97,675
                                                              ----------     ----------     ----------
                                                               2,901,316      3,145,259      5,024,882
                                                              ----------     ----------     ----------


PROPERTY AND EQUIPMENT (Note 8)
  Land                                                            13,230         13,230            -
  Building and improvements                                      522,179        522,179            -
  Leasehold improvements                                             -              -           24,566
  Furniture and fixtures                                          95,728        117,396        214,013
  Computer equipment                                             546,080        675,414        880,418
  Shop equipment                                                 207,675        265,366        277,819
  Vehicle                                                         21,846         21,846         21,846
                                                              ----------     ----------     ----------
                                                               1,406,738      1,615,431      1,418,662
  Less accumulated depreciation                                  309,515        556,013        702,118
                                                              ----------     ----------     ----------
                                                               1,097,223      1,059,418        716,544
                                                              ----------     ----------     ----------


OTHER ASSETS
  Product design costs, less accumulated amortization
   of $12,124, $12,825 and $13,175, respectively (Note 3)          1,401            700            175
                                                              ----------     ----------     ----------

                                                              $3,999,940     $4,205,377     $5,741,601
                                                              ==========     ==========     ==========



   The accompanying notes are an integral part of these financial statements.

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSi)

                                 BALANCE SHEETS

                                                                                            (Unaudited)
                                                            December 31,      December 31,   October 1,
                                                                1997             1998          1999
                                                                ----             ----          ----

             LIABILITIES AND STOCKHOLDERS' EQUITY
             ------------------------------------

CURRENT LIABILITIES
  Line of credit (Note 5)                                    $        -       $  150,000     $1,170,000
  Current portion of long-term debt (Note 6)                      120,727         79,148         64,182
  Current portion of capital lease obligation (Note 8)             19,112         20,635          7,614
  Accounts payable                                                962,994      1,054,942      1,348,331
  Accounts payable - joint venture (Note 14)                       18,892            -              -
  Accrued expenses:
    Wages and payroll taxes                                        72,296        105,738         77,215
    Vacation                                                       28,628         33,197         50,197
    Profit sharing plan (Note 9)                                   29,165         21,865         36,377
    Property taxes                                                 24,709          4,539            -
    Income taxes                                                  102,425         25,401        138,034
    Other                                                          89,121         37,760        332,075
  Unearned software revenue (Note 4)                               15,250            -              -
  Unearned service revenue (Note 13)                               15,481         45,130         71,893
                                                               ----------     ----------     ----------
                                                                1,498,800      1,578,355      3,295,918
                                                               ----------     ----------     ----------

LONG-TERM LIABILITIES
  Long-term debt, less current portion (Note 6)                   439,463        586,500        146,965
  Capital lease obligation, less current portion (Note 8)          18,681            -              -
  Deferred income taxes (Note 10)                                  37,000         21,000         21,000
                                                               ----------     ----------     ----------
                                                                  495,144        607,500        167,965
                                                               ----------     ----------     ----------
                                                                1,993,944      2,185,855      3,463,883
                                                               ----------     ----------     ----------
STOCKHOLDERS' EQUITY (Note 7)
  Common stock; no par value; 5,000,000 shares authorized;
   1,194,701, 1,204,201 and 1,218,701 shares issued
   and outstanding, respectively                                1,559,200      1,572,138      1,615,638
  Additional paid-in capital                                      214,506        214,506        214,506
  Retained earnings                                               232,290        232,878        447,573
                                                               ----------     ----------     ----------
                                                                2,005,996      2,019,522      2,277,717
                                                               ----------     ----------     ----------

                                                               $3,999,940     $4,205,377     $5,741,601
                                                               ==========     ==========     ==========




   The accompanying notes are an integral part of these financial statements.

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSi)

                              STATEMENTS OF INCOME



                                                                                            (Unaudited)
                                                                                   -----------------------------
                                                                                    Nine Months   Thirty-nine
                                                             Years Ended               Ended       Weeks Ended
                                                    ---------------------------    -------------  --------------
                                                    December 31,    December 31,   September 30,  October 1,
                                                        1997            1998           1998          1999
                                                        ----            ----           ----          ----
SALES
  Service sales                                      $ 2,122,096    $ 2,721,388    $ 1,962,371    $ 2,205,310
  Product sales                                        4,286,577      6,141,722      4,227,201      5,664,507
  Other sales                                            142,817        169,222        139,505         92,723
                                                     -----------    -----------    -----------    -----------
                                                       6,551,490      9,032,332      6,329,078      7,962,540
                                                     -----------    -----------    -----------    -----------
COST OF SALES
  Service sales                                        1,296,944      1,936,882      1,522,351      1,263,621
  Product sales                                        3,380,609      5,017,652      3,456,258      4,498,879
  Other sales                                            128,161        237,700        120,967        120,252
                                                     -----------    -----------    -----------    -----------
                                                       4,805,714      7,192,234      5,099,576      5,882,753
                                                     -----------    -----------    -----------    -----------

GROSS PROFIT                                           1,745,776      1,840,098      1,229,502      2,079,788
                                                     -----------    -----------    -----------    -----------

OPERATING EXPENSES
  Selling, general and administrative                  1,334,156      1,751,213      1,306,442      1,733,057
                                                     -----------    -----------    -----------    -----------

INCOME (LOSS) FROM OPERATIONS                            411,620         88,885        (76,941)       346,731
                                                     -----------    -----------    -----------    -----------

OTHER INCOME (EXPENSE)
  Loss on investment in joint venture (Note 14)          (77,948)           -              -              -
  Gain on sale of building                                   -              -              -           85,922
  Interest expense                                       (68,853)       (83,552)       (60,829)       (69,057)
                                                     -----------    -----------    -----------    -----------
                                                        (146,801)       (83,552)       (60,829)        16,865
                                                     -----------    -----------    -----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES                        264,819          5,333       (137,770)       363,596

INCOME TAXES (Note 10)                                   102,580          4,745        (56,778)       148,901
                                                     -----------    -----------    -----------    -----------

NET INCOME (LOSS)                                    $   157,239    $       588    $   (80,992)   $   214,695
                                                     ===========    ===========    ===========    ===========

BASIC EARNINGS (LOSS) PER COMMON SHARE (Note 11)     $      0.13   $        -      $     (0.07)   $      0.18
                                                     ===========    ===========    ===========    ===========

DILUTED EARNINGS (LOSS) PER COMMON SHARE (Note 11)   $      0.13   $        -      $     (0.07)   $      0.17
                                                     ===========    ===========    ===========    ===========



   The accompanying notes are an integral part of these financial statements.



                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSi)

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 1997 and 1998 and Thirty-nine Weeks Ended October 1,
1999 (Unaudited)



                                                          Common Stock
                                                    -------------------------                                            Total
                                                    Outstanding                 Paid-In      Retained     Treasury   Stockholders'
                                                      Shares         Amount     Capital      Earnings      Stock         Equity
                                                    -----------   ----------- -----------   ---------     --------   -------------

BALANCE - December 31, 1996                           1,155,601   $ 1,505,475 $   214,506   $    75,051      $(27,500)   $ 1,767,532

  Issuance of common stock, net of offering costs
   of $55,813 (Note 12)                                   9,500         3,750         -             -             -            3,750

  Net income                                                -             -           -         157,239           -          157,239

  Options exercised                                      29,600        77,475         -             -             -           77,475

  Treasury stock retired                                    -         (27,500)        -             -          27,500            -
                                                    -----------   ----------- -----------   -----------   -----------    -----------

BALANCE - December 31, 1997                           1,194,701     1,559,200     214,506       232,290           -        2,005,996

  Issuance of common stock, net of
   offering costs of $38,000 (Note 12)                    9,500        12,938         -             -             -           12,938

  Net income                                                -             -           -             588           -              971
                                                    -----------   ----------- -----------   -----------   -----------    -----------

BALANCE - December 31, 1998                           1,204,201     1,572,138     214,506       232,878           -        2,019,522

  Net income (unaudited)                                    -             -           -         214,695           -          214,695

  Options exercised                                      14,500        43,500         -             -             -           43,500
                                                    -----------   ----------- -----------   -----------   -----------    -----------

BALANCE - October 1, 1999 (unaudited)                 1,218,701   $ 1,615,638 $   214,506   $   447,573    $      -      $ 2,277,717
                                                    ===========   =========== ===========   ===========   ===========    ===========




 The accompanying notes are an integral part of these financial statements.

                 PINNACLE DATA SYSTEMS, INC.
                          (DBA PDSi)

                   STATEMENTS OF CASH FLOWS


                                                                                                      (Unaudited)
                                                                                               ----------------------------------
                                                                                                 Nine Months        Thirty-nine
                                                                    Years Ended                     Ended           Weeks Ended
                                                             ------------------------------    --------------     ---------------
                                                             December 31,    December 31,      September 30,        October 1,
                                                                 1997            1998              1998                1999
                                                             -------------   -------------     -------------      --------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                          $     157,239   $         588     $     (80,992)     $      214,695
                                                             -------------   -------------     -------------      --------------
  Adjustments to reconcile net income (loss)
  to net cash used in operating activities:
    Depreciation and amortization                                  187,809         268,129           196,029             232,862
    Provision for doubtful accounts                                 (6,750)         (1,000)            3,205               9,000
    Inventory reserves                                              43,000          90,921           300,000              (5,593)
    Provision for deferred taxes                                   (28,420)        (41,255)         (123,255)                  -
    Gain on sale of property and equipment                               -               -                 -             (85,922)
    (Increase) decrease in assets:
      Accounts receivable                                         (428,576)       (459,867)         (210,340)           (599,772)
      Inventory                                                   (677,074)        150,513          (106,334)         (1,157,857)
      Prepaid expenses                                              55,118         (41,262)           23,148            (149,656)
    Increase (decrease) in liabilities:
      Accounts payable                                             527,360          73,056          (380,825)            521,561
      Accrued expenses and taxes                                   162,712        (117,844)          (77,135)            177,226
      Unearned revenues                                            (26,879)         14,399           (20,214)             26,763
                                                             --------------  --------------    --------------     ---------------
        Total adjustments                                         (191,700)        (64,210)         (395,721)         (1,031,388)
                                                             --------------  --------------    --------------     ---------------
    Net cash used in operating activities                          (34,461)        (63,622)         (476,713)           (816,693)
                                                             --------------  --------------    --------------     ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment                             (153,779)       (168,664)         (150,157)           (338,640)
  Proceeds from sale of property and equipment                           -               -                 -             133,552
                                                             --------------  --------------    --------------     ---------------
     Net cash used in investing activities                        (153,779)       (168,664)         (150,157)           (205,088)
                                                             --------------  --------------    --------------     ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net proceeds from line of credit                                  -              321,915           666,180           1,020,000
  Principal payments on long-term debt                            (118,440)        (66,457)          (46,831)            (52,953)
  Principal payments on capital lease obligation                   (16,052)        (17,158)          (12,817)            (13,021)
  Net proceeds from sale of stock                                   81,225          12,938            12,938              43,500
                                                             --------------  --------------    --------------     ---------------
      Net cash provided by (used in) financing activities          (53,267)        251,238           619,470             997,526
                                                             --------------  --------------    --------------     ---------------

INCREASE (DECREASE) IN CASH                                       (241,507)         18,952            (7,400)            (24,255)

CASH - Beginning of year                                           257,656          16,149            16,149              35,101
                                                             --------------  --------------    --------------     ---------------

CASH - End of year                                           $      16,149   $      35,101     $       8,749      $       10,846
                                                             ==============  ==============    ==============     ===============



  The accompanying notes are an integral part of these financial statements.

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSi)

                      STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                                                    (Unaudited)
                                                                                           -------------------------------
                                                                                            Nine Months      Thirty-nine
                                                               Years Ended                     Ended         Weeks Ended
                                                   ----------------------------------      --------------    ------------
                                                   December 31,        December 31,         September 30,     October 1,
                                                       1997                1998                 1998             1999
                                                       ----                ----                 ----             ----
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION
Interest paid                                      $        72,144     $        85,358     $        69,354     $62,932
                                                   ===============     ===============     ===============     =======

Income taxes paid, net of refunds                  $        43,975     $       118,261     $       125,004     $36,268
                                                   ===============     ===============     ===============     =======


SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING TRANSACTIONS
    During 1997, the Company purchased a vehicle by directly financing the purchase price of $21,846.

    During 1997, the Company capitalized $239,208 of inventory as computer equipment.

    During 1997, the Company applied $23,249 of accounts receivable from a customer against accounts payable for the purchase of shop equipment from the same customer.

    During 1997, the Company retired $27,500 shares of treasury stock purchased at cost.


    During 1997 and 1998, 9,500 shares of common stock in each year were issued for advisory services of $3,750 and $12,938, respectively.


    During 1998, the Company capitalized $75,413 of inventory as computer equipment. Also, computer equipment with a net book value of $14,454 was transferred to saleable inventory.

    During 1998, the Company refinanced mortgage and long-term debt totaling $540,585 with a $300,000 term note and line of credit draws of $240,585. Later in 1998, $412,500 of outstanding line of credit was refinanced via term debt.

    In May 1999, the Company sold its land, building and improvements. Of the proceeds, $401,197 was used to pay off the remaining mortgage balance.



   The accompanying notes are an integral part of these financial statements.

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS



NOTE 1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A. Nature of Business - Pinnacle Data Systems, Inc. (dba PDSi) (the Company) is an independent provider of component-level depot repair services for electronic equipment such as computers, peripherals and printed circuit board assemblies. The Company's repair services are focused on UNIX/RISC workstations for original equipment manufacturers (OEM's). The Company also designs and manufactures custom printed circuit boards and provides custom integration of standard computing equipment for OEM's.

         B. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         C. Interim Financial Data (Unaudited) - The unaudited financial information as of October 1, 1999 and for the nine months ended September 30, 1998 and the thirty-nine weeks ended October 1, 1999 has been prepared on the same basis as the audited financial statements and, in the opinion of the Company's management, reflects all adjustments necessary for a fair presentation of the financial position and the results of operations for such interim periods in accordance with generally accepted accounting principles.


         D. Concentration of Credit Risk -- Financial instruments, which potentially subjects the Company to a concentration of credit risk principally consist of accounts receivable. The Company grants credit to its customers, which are varied in terms of size, geographic location and financial strength. Customer balances are continually monitored to minimize the risk of loss.

                  For 1997, the Company had three customers that generated revenues of approximately $878,000, $1,393,000, and $929,000 or 13%, 22% and 14% respectively, of total revenue. In the Statement of Income, approximately $878,000 is included in service sales and $2,322,000 is included in product sales. In addition, these customers represented 12% 44% and 0% of accounts receivable at December 31, 1997.

                  For 1998, the Company had three customers that generated revenues of approximately $1,933,000, $1,978,000, and $1,063,000 or 21%, 22%, and 12%, respectively, of total revenue. In the Statement of Income, approximately $1,839,000 is included in service sales and $3,135,000 is included in product sales. In addition, these customers represented 5%, 37%, and 20% of accounts receivable at December 31, 1998.

                  For the nine months ended September 30, 1998, the Company had three customers that generated revenues of approximately $1,431,000, $1,301,000, and $581,000 or 23%, 21%, and 10%,
                  respectively, of total revenue. In the Statement of Income, approximately $94,000 is included in service sales and $3,219,000 is included in product sales.

                  For the thirty-nine weeks ended October 1, 1999, the Company had three customers that generated revenues of approximately $2,079,000, $761,000, and $1,223,000 or 26%, 10%, and 15%,
                  respectively, of total revenue, In the Statement of Income, approximately $1,536,000 is included in service sales and $2,527,000 is included in product sales. In addition, these customers represented 34%, 12%, and 13% of accounts receivable at October 1, 1999.

         E. Revenue Recognition - Revenue from product sales is recognized upon shipment to customers. Revenue from service sales is generally recognized as the service is provided which consists of: (1) repairing products produced by third parties, (ii) earning a fee by exchanging with a customer a replacement component or part for a defective component or part; and (iii) servicing contracts to certain customers generally for six to twelve months; for which, revenue is deferred and recognized in income on a straight-line basis over the contract period.


         F. Inventories - Inventories are valued at average cost, not in excess of market.

                  Inventory was comprised of the following:

                                          December 31,           October 1,
                                          ------------           ----------
                                     1997           1998            1999
                                     ----           ----            ----

          Component parts -
           (raw materials)       $  606,755       $  594,062       $  909,248
          Work-in-process           156,012          220,297        1,141,959
          Finished goods            967,418          613,433          540,034
                                 ----------       ----------       ----------
                                 $1,730,185       $1,427,792       $2,591,241
                                 ==========       ==========       ==========

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS



NOTE 1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  The carrying values of component parts and finished goods represent management's estimate of their net realizable value. Such value is based on forecasts of repair/trade-in activity in the ensuing years. Such forecasts are based on historical information, known contracts, and management's expertise in computer hardware life cycles. The computer hardware industry is characterized by rapid technological advancement and change. Should demand for repair/trade-in hardware prove to be significantly less than anticipated, the ultimate realizable value of such products could be substantially less than the amount shown in the balance sheet.

       G. Property and Equipment - Property and equipment are recorded at cost. Depreciation is provided on the straight-line method for financial reporting purposes over the estimated useful lives of the respective assets. Expenditures for maintenance and repairs are charged to operations as incurred, while expenditures for additions and improvements are capitalized. The vehicle is depreciated over 3 years. Furniture, fixtures, and equipment are depreciated over useful lives of 5 and 7 years. The building is depreciated over a useful life of 40 years, while building improvements are depreciated over 10 years. Leasehold improvements are being amortized over 10 years. Depreciation expense amounted to $187,108 and $267,429 for the years ended December 31, 1997 and 1998, respectively.

       H. Advertising - All of the Company's advertising costs are of the nondirect-response type. The Company expenses all advertising costs as incurred or at the time the advertising takes place. Total advertising costs incurred during the years ended December 31, 1997 and 1998 were $14,282 and $7,930, respectively.

       I. Life Insurance - The Company has purchased, and is the beneficiary, of three term life insurance policies on key employees of the Company. The total amount of coverage at December 31, 1998 and 1997 was $3,250,000. Subsequent to December 31, 1998, in conjunction with refinancing of long-term debt, $1,000,000 of the coverage was assigned to the new lender.

       J.         Stock-Based Compensation - The Company adopted
                  Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" in the year ended December 31, 1996. This standard encourages the adoption of the fair value-based method of accounting for employee stock options or similar equity instruments, but continues to allow the Company to measure compensation cost for those equity instruments using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the fair value-based method, compensation cost is measured at the grant date based on the value of the award. Under the intrinsic value-based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount the employee must pay to acquire the stock. The Company intends to continue the use of the intrinsic value-based method.

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS



NOTE 1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  As a result, adoption of this standard will not have any effect to the Company's financial statements other than to require disclosure of the pro forma effect on net income of using the fair value-based method of accounting. However, due to the Company's stock price at December 31, 1998 being below the strike price of all outstanding options, management deems it unlikely that the options will be exercised. However, as a result of improved performance of the Company's stock price during the thirty-nine week period ended October 1, 1999, management now deems it likely all outstanding options will be exercised. Accordingly, the Company has made the disclosures required by SFAS 123 as of October 1, 1999 (see Note 7).

       K. Reclassifications - Certain 1997 amounts have been reclassified to conform to the 1998 presentation.

NOTE 2.           PREPAID SOFTWARE COSTS

                  The Company has entered into an agreement with Sunsoft, Inc., which allows it to distribute certain Sunsoft software and documentation. Until 1998, the Company was required to make noncancellable prepayments for master media. Royalties were charged against the prepayments as sales were made. During 1998, the Company sold the remaining prepaid software and the related royalties were expensed.

NOTE 3.           INTANGIBLE ASSETS

                  Intangible assets are summarized as follows:



                                          December 31,           October 1,
                                          ------------           ----------
                                     1997           1998            1999
                                     ----           ----            ----

          Product design costs   $   13,500       $   13,500       $   13,500
          Less accumulated
            amortization             12,099           12,800           13,350
                                 ----------       ----------       ----------
                                 $    1,401       $      700       $      150
                                 ==========       ==========       ==========

Product design costs, incurred in the design of custom circuit boards to be sold in current and future years, are being amortized using the straight-line method over five years. Amortization expense charged to operations during the years ended December 31, 1997 and 1998 amounted to $700 and $701, respectively.

                          PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS



NOTE 4.           UNEARNED SOFTWARE REVENUE

                  The Company entered into an agreement with a customer wherein the customer prepaid for certain software products which were installed on circuit boards designed and built by the Company. Under this agreement, the Company's customer received the software at the Company's purchase price. The Company prepaid the manufacturer of the software products (see Note 2). During 1998, the Company installed the remaining prepaid software and the related revenue was recognized.

NOTE 5.           SHORT-TERM DEBT

                  In January 1998, the Company entered into an agreement to establish a $1,500,000 revolving line of credit that matured on June 30, 1999 and carries an interest rate of prime (7.75% and 8.5% at December 31, 1998 and October 1, 1999, respectively). The amount available under the line of credit is subject to a borrowing base as outlined in the agreement. The line is collateralized by substantially all assets of the Company and is subject to various covenants described further in Note 6. In September 1999, the line of credit was extended through September 2000, with an increase in the maximum borrowing amount to $2,000,000.

NOTE 6.           LONG-TERM DEBT

                  Following is a summary of long-term debt:

                                          December 31,           October 1,
                                          ------------           ----------
                                     1997           1998            1999
                                     ----           ----            ----

3.9% vehicle loan, payable in
monthly installments of $401,
including interest through
January 2002.                      $  18,152     $  14,150       $  11,147

Prime plus .5% (9% at
December 31, 1997)
note payable in
monthly installments of $8,167
plus interest through October
1999;collateralized by assets
of the Company;guaranteed
by two stockholders. During
1998, the Company refinanced
this note.                           179,406           -               -

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS



NOTE 6.           LONG-TERM DEBT (CONTINUED)

                                          December 31,           October 1,
                                          ------------           ----------
                                     1997           1998            1999
                                     ----           ----            ----

3 Year Treasury Constant
Maturities Rate plus 2.5%
(8.875% at December 31, 1997
and 1998) mortgage note payable
in monthly installments of $1,254
including interest through
June 2009;collateralized by the
Company's land, building,
rents, leases and profits thereof
and the fixtures associated
therewith;guaranteed by two
stockholders. During 1998,
the Company refinanced this
note.                                108,830           -               -

Prime rate (7.75% and 8.5%
at December 31, 1998 and
October 1, 1999, respectively)
note payable in monthly
installments of $5,000 plus
interest through January 2003;
collateralized by substantially
all assets of the Company.               -         245,000         200,000

8.35% mortgage note payable
in monthly installments of
$4,054 including interest through
July 2003; collateralized by
Company's land, building and
other personal property. The
real estate was sold and the
mortgage paid off during the
period ended July 2, 1999.               -         406,498             -

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS



NOTE 6.           LONG-TERM DEBT (CONTINUED)

                                                                December 31,          October 1,
                                                            -------------------       ----------
                                                            1997           1998          1999
                                                            ----           ----          ----

              9.37% mortgage note (guaranteed
              by the Small Business Admin-
              istration); payable in monthly
              installments of $3,012 including
              interest through June 2009;
              collateralized by the Company's
              land, building, rents, leases
              and profits thereof and the
              fixtures associated therewith;
              guaranteed by two stockholders.
              During 1998, the Company
              refinanced this note.                      253,802            -               -
                                                     -----------        ----------   -----------

              Total long-term debt                       560,190           665,648       211,147
              Less current portion                       120,727            79,148        64,182
                                                     -----------        ----------   -----------

                                                     $   439,463        $  586,500   $   146,965
                                                     ===========        ==========   ===========



The line of credit (Note 5) and long-term notes above are subject to a loan and security agreement which contains numerous covenants which require the Company to maintain specific financial performance ratios, restrict payment of dividends, and report various financial information to the lender on a monthly basis. At December 31, 1997 and 1998, the Company was in compliance with these covenants.

Aggregate maturities on long-term debt for the five years ending after December 31, 1998 is as follows:

              1999                    $   79,148
              2000                        81,384
              2001                        82,622
              2002                        80,056
              2003                       342,438
                                      ----------
                                      $  665,648
                                      ==========

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS



NOTE 7.           STOCKHOLDERS' EQUITY

       A. Common Stock - In April 1996, the Company completed an offering of 250,000 shares of its no par value common stock at $5.00 per share. All 250,000 shares were sold in 1997. Also, as part of the same offering, 100,000 shares of common stock were issued in exchange for the exercise of previously issued warrants to purchase shares at $2.50 per share.

       B. Additional Paid-In Capital - On May 2, 1996, the Board of Directors passed a resolution authorizing the transfer of undistributed earnings accumulated while an S corporation of $214,506 to additional paid-in capital. This transaction was recorded in the Company's financial statements as of December 31, 1995.

       C. Treasury Stock - In August 1996, an agreement was executed whereby 4,400 shares of common stock were returned to the Company at the then fair market value of $6.25 per share in exchange for permitting a stockholder to exercise 10,000 options at $2.75 per share in advance of the stated exercise date of December 20, 1997. During 1997, the Company retired all 4,400 shares of treasury stock.

       D. Stock Options - The Company adopted the Pinnacle Data Systems, Inc. 1995 Stock Option Plan (the Plan) on December 19, 1995. Any employee who has been granted a discretionary option may purchase Company common stock over a ten year period, at the fair market value at time of grant. (If the grantee owns more than 10% of the Company's stock at the time of the grant, the purchase price shall be at least 110% of the fair market value and the options expire five years from the date of grant.) The aggregate number of common shares of the Company which may be granted under the plan is 300,000 shares. All incentive options available under the plan shall be granted by December 19, 2005.


                  Stock Option Plan                                 December 31 1997                   December 31, 1998
                  -----------------                                 ----------------                   -----------------
                                                                           Weighted Average                      Weighted Average
                                                               Number      Exercise Price              Number    Exercise Price
                                                               ------      --------------              ------    --------------
                  Outstanding, beginning of year               41,200     $            2.56           88,000     $       5.58
                  Granted                                      77,800     $            6.00          147,250     $       3.03
                  Exercised                                    29,600     $            2.58          None
                  Canceled                                      1,400     $            2.50           90,300     $       5.58
                                                               ------     -----------------          -------     ------------
                  Outstanding, end of year                     88,000     $            5.58          144,950     $       3.05
                                                               ======     =================          =======     ============

                  Exercise price range of options
                   outstanding                                       $2.50 to $6.00                       $3.00 to $5.50

                  Director Stock Option Agreements
                   Outstanding, beginning of year               5,000     $            7.00          79,500      $       3.27
                   Granted                                     74,500     $            3.02          None
                   Exercised                                     None                                None
                   Canceled                                      None                                None
                                                               ------     -----------------          ------      ------------
                  Outstanding, end of year                     79,500     $            3.27          79,500      $       3.27
                                                               ======     =================          ======      ============

                  Exercise price range of options
                  outstanding                                       $3.00 to $7.00                       $3.00 to $7.00

                  --------------------------------------------------------------

                       On June 23, 1999, the Company cancelled the 5,000 Director Stock Options at $7.00 and reissued the 5,000 options at $4.13.

                       As noted in Note 1.J., the Company is continuing to utilize the intrinsic value-based method for accounting for employee stock Options or similar equity instruments; therefore, the Company not recorded any compensation cost in the Statement of Operations for stock-based employee compensation awards.

                       The options outstanding at December 31, 1999 are exercisable through periods ranging from May 2006 through September 2008.

                       On July 22, 1998 the Board granted options for 37,000 shares to an advisor of the Company at an option price of $3.50 per share. The options are exercisable for a period commencing on the grant date and continuing for two years Based on the average market price, either being below or approximating the option price, the Company has determined that these options would not be exercised during the two year period and have not recorded an expense at December 31, 1998 or October 1, 1999.

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS



NOTE 7.  STOCKHOLDERS' EQUITY (CONTINUED)


         Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. At December 31, 1998 and 1997 and for the nine month period ended September 30, 1998, the Company's stock price was below the exercise price for the options. Therefore, management deems it unlikely that the options would be exercised over these periods and the disclosure required by SFAS 123 is not applicable. The fair value for these options was estimated at the date of grant using a Black-Shole's option pricing model with the following weighted average assumptions for October 1, 1999.


                   Risk-free interest rate                         6%
                   Dividend yield                                  0%
                   Volatility factor                             92.74%
                   Weighted average expected life in years          5

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma income and earnings per share are as follows:

                  Net income - as reported                           $   214,695
                  Net income - pro forma                             $   183,350
                  Basic earnings per common share-as reported        $      0.18
                  Basic earnings per common share-pro forma          $      0.15
                  Diluted earnings per common share - as reported    $      0.14
                  Diluted earnings per common share - pro forma $ 0.12 Weighted average fair value of options granted
                    during the year                                  $      4.16

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 7.           STOCKHOLDERS' EQUITY (CONTINUED)

       E. Stock Warrants - As part of the April 1996 offering circular, the underwriter was granted warrants to purchase 25,000 shares of common stock at $5.50 per share. The warrants became exercisable in May 1997 and expire in April 2001.

NOTE 8.           LEASES

                  OPERATING

                  The Company leases office equipment under operating leases expiring in 1999 and 2002.

                  Minimum future lease payments under operating leases as of December 31, 1998 are as follows:

                                   1999       $       11,132
                                   2000                5,462
                                   2001                5,462
                                   2002                1,933
                                              --------------
                                              $       23,989
                                              ==============

                  Total lease payments charged to operations for the years ended December 31, 1997 and 1998 amounted to $5,747 and $14,800, respectively.

                  Additionally, commencing March 9, 1999, the Company entered into a lease for its new operating facility that has a term through 2009.

                  The minimum annual rental commitments as of October 1, 1999 are as follows:

                                   2000            $     202,066
                                   2001                  202,066
                                   2002                  202,066
                                   2003                  202,066
                                   2004                  202,066
                                 Thereafter            1,163,150
                                                    ------------
                                                    $  2,173,480
                                                    ============

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 8.           LEASES (CONTINUED)

                  CAPITAL

                  The Company also leases certain diagnostic and schematic equipment under a capital lease through September 1999. The future minimum lease payments by year with the present value of such payments, as of December 31, 1998 is as follows:

                  1999                                          $    22,173
                                                                -----------
                  Total minimum lease payments                       22,173
                  Less amount representing interest                   1,538
                                                                -----------
                  Present value of minimum lease payments            20,635
                  Less current portion                               20,635
                                                                -----------
                  Long-term capital lease obligation            $    -
                                                                ===========

                  The equipment under capital lease is included in the accompanying balance sheet under the following captions:

                                                             December 31,
                                                             ------------
                                                         1997           1998
                                                         ----           ----
                  Shop equipment                      $  57,000    $  57,000
                  Less accumulated depreciation          17,100       28,500
                                                      ---------    ---------
                  Net book value                      $  39,900    $  28,500
                                                      =========    =========

                  These assets are depreciated over five years using the straight-line method.

NOTE 9.           PROFIT SHARING AND 401(K) SAVINGS PLAN

                  The Company maintains a qualified cash or deferred compensation plan under section 401(k) of the Internal Revenue Code. The plan covers all employees age 21 or over with one year of service. Under the plan, employees may elect to defer from 1% to 12% of their salary, subject to Internal Revenue Code limits.

                  The Company, at its discretion, may match 100% of employee contributions up to 6% of wages deferred with a maximum contribution of $3,000 per employee. Matching contribution expense of $29,165 and $21,865 has been accrued for 1997 and 1998, respectively.

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS



NOTE 10. INCOME TAXES

         Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax reporting purposes in different periods. Deferred taxes are classified as current or long-term, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or long-term depending on the periods in which the temporary differences are expected to reverse.

         The components of the deferred tax asset (liability) consist of the following:


                                      December 31,
                                      ------------
                                  1997           1998
                                  ----           ----
         Current:
          Federal              $   57,000    $ 92,800
          State                    13,400       -
          City                      4,020       4,875
                               ----------    --------
                               $   74,420    $ 97,675
                               ==========    ========

         Noncurrent:
          Federal              $  (28,000)   $(20,000)
          State                    (7,000)      -
          City                     (2,000)     (1,000)
                               ----------    --------
                               $  (37,000)   $(21,000)
                               ==========    ========


         Net deferred tax assets in the accompanying balance sheets include the following components:


                                                               December 31,
                                                               ------------
                                                            1997         1998
                                                            ----         ----
         Deferred tax liabilities arising from
           depreciation and state tax benefit
           temporary differences                         $ (37,000)   $ (21,000)

         Deferred tax assets arising from allowance
           for doubtful accounts, inventory reserves
           and vacation and bonus accrual temporary
           differences                                      74,420       97,675
                                                         ---------    ---------
                                                         $  37,420    $  76,675
                                                         =========    =========

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 10. INCOME TAXES (CONTINUED)

         The components of the tax expense (benefit) were as follows:


                                               December 31,
                                               ------------
                                           1997           1998
                                           ----           ----
               Current:
                 Federal               $   117,000    $   43,000
                 State                      12,000        -
                 City                        7,000         3,000
                                       -----------    ----------
                                           136,000        46,000
                                       -----------    ----------

               Deferred:
                 Federal                   (24,400)      (38,400)
                 State                      (2,600)       -
                 City                       (1,420)       (2,855)
                                       -----------    ----------
                                           (28,420)      (41,255)
                                       -----------    ----------
               Total                   $   107,580    $    4,745
                                       ===========    ==========


         A reconciliation of the total provision for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income tax provision is as follows:

                                                        December 31,
                                                        ------------
                                                    1997           1998
                                                    ----           ----

         Income tax provision at statutory rate  $     88,580    $   1,745
         Add:
         Tax effect of permanent differences            5,000        4,000
         State income taxes, net of federal
           income tax provision                        11,000        -
         Other, net                                     3,000       (1,000)
                                                 ------------    ---------
         Total income tax provision              $    107,580    $   4,745
                                                 ============    =========

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 11.          EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

                  Earnings per common and common equivalent share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. At December 31, 1997 and 1998, September 30, 1998 and October 1, 1999, the number of common shares was increased by the number of shares issuable on the exercise of outstanding stock options and warrants when the market price of the common stock exceeds the exercise price of the options and warrants. This increase in the number of common shares was reduced by the number of common shares that are assumed to have been purchased with the proceeds from the exercise of the options; those purchases were assumed to have been made at the average price of the common stock during that part of the year when the market price of the common stock exceeded the exercise price of the options.

                  The following data show the amounts used in computing earnings per share (EPS) and the effect on income and the weighted average number of shares of dilutive potential common stock.



                                                        December 31,             September 30, October 1,
                                                        ------------             ------------------------
                                                       1997          1998          1998           1999
                                                       ----          ----          ----           ----

                  Income available to common
                  stockholders used in basic
                  EPS and diluted EPS               $   157,239   $      588     $  (80,993)   $   214,695
                                                    ===========   ==========     ==========    ===========

                  Weighted average number
                  of common shares used in
                  basic EPS                           1,191,734    1,199,451      1,199,979      1,215,034

                  Effect of dilutive securities:
                   Stock options and warrants            13,419        -              -             64,986
                                                    -----------   ----------     ----------    -----------
                  Weighted number of common
                  shares and dilutive potential
                  common stock used in diluted
                  EPS                                 1,205,153    1,199,451      1,199,971      1,280,020
                                                    ===========   ==========     ==========     ==========


                  Options and warrants on 182,300, 292,450, 187,450, and 1,000 shares, respectively, of common stock were not included in computing diluted EPS for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1998 and the thirty-nine weeks ended October 1, 1999 because their effects were antidilutive.

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 12. COMMITMENT RELATED TO 1996 PUBLIC OFFERING


         On October 13, 1995, the Company entered into an agreement with an advisor to assist the Company in its efforts to fund the growth of its business. A provision in the agreement required the Company to retain the advisor for two additional years since the Company received at least one million dollars in equity capital in 1996. In exchange, the advisor will receive 19,000 shares of common stock of the Company in two annual installments of 9,500 shares. The first installment was made in 1997 and the second installment was made in 1998.

         The common shares issued in 1997 and 1998 were accounted for at the fair market value of the consulting services provided which amounted to $3,750 and $12,938. These expenses were recorded in the Statements of Income for 1997 and 1998 as the services were performed which amounted to $16,050 and $638, respectively. Previously, the issuance of these shares had been reported as a reduction of the equity capital raised in 1996. The effect of this adjustment is to reduce net income and basic earnings and diluted earnings per share as follows:

                                                          Basic       Diluted
                                                         Earnings     Earnings
                                               Net      (Loss) Per   (Loss) Per
                                             Income       Common       Common
                                             (Loss)        Share        Share
                                            ---------    --------     --------
Year Ended December 31, 1997
As previously reported                     $ 166,869    $   0.14     $   0.14
Adjustment                                    (9,630)      (0.01)       (0.01)
                                            ---------    --------     --------
As restated                                $ 157,239    $   0.13     $   0.13
                                            =========    ========     ========

Year Ended December 31, 1998
As previously reported                     $     971    $    -       $    -
Adjustment                                      (383)        -            -
                                            ---------    --------     --------
As restated                                $     588    $    -       $    -
                                            =========    ========     ========


Nine Months Ended September 30, 1998
As previously reported                     $ (80,609)   $  (0.07)    S  (0.07)
Adjustment                                      (383)        -            -
                                            ---------    --------     --------
As restated                                $ (80,992)   $  (0.07)    $  (0.07)
                                            =========    ========     ========






NOTE 13. JOINT VENTURE AGREEMENT

         On December 5, 1996, the Company entered into an agreement to form a joint venture with Software Logistics Corporation (Logistix). The new company, named Logistix PDSi Services and located in Fremont, California, was formed to provide depot repair services for computer original equipment manufacturers. The Company had a 40% ownership position and reported results under the equity method of accounting.

         As of December 31, 1997, the joint venture agreement was terminated and the Company's share of the 1997 operating loss was $77,948. At December 31, 1997, the Company had a net payable to the joint venture of $18,892 resulting from services rendered during 1997.

                           PINNACLE DATA SYSTEMS, INC.
                                   (DBA PDSI)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 14. OPERATING SEGMENTS

         The Company's reportable segments include Service Sales and Product Sales which are explained in Item 1 of this Form 10SB, including a discussion of principle markets and distribution. The other income reflected below is composed of consulting services and freight charged to customers on shipments.

         The Company evaluates performance based on operating earnings of the reportable segments.

         Segment information for the years ended December 31, 1997 and 1998, and for the nine months ended September 30, 1998 and the thirty-nine weeks ended October 1, 1999 was as follows:

                                                             1997
                           ----------------------------------------------------------------------------
                                    Service            Product
                                     Sales              Sales                 Other            Total
                                     -----              -----                 -----            -----
Sales                      $       2,122,096       $   4,286,577         $    142,817     $   6,551,490
Gross profit                         825,152             905,968               14,656         1,745,776
Operating earnings                   392,481             540,656             (505,467)          427,670
Depreciation and
  amortization                        94,518              33,174               60,119           187,811
Total assets                       2,049,816           1,607,466              336,238         3,993,520
Capital expenditures                 112,805              31,243                9,731           153,779

                                                             1998
                           ----------------------------------------------------------------------------
                                    Service            Product
                                     Sales              Sales                 Other            Total
                                     -----              -----                 -----            -----

Sales                      $       2,721,388       $   6,141,222         $    169,222     $   9,032,332
Gross profit                         784,506           1,124,070              (68,478)        1,840,098
Operating earnings                   254,483             461,987             (626,947)           89,523
Depreciation and
  amortization                       135,780              47,110               85,238           268,128
Total assets                       1,773,363           2,194,267              231,072         4,198,702
Capital expenditures                 124,405              12,728               31,531           168,664


                                              NINE MONTHS ENDED SEPTEMBER 30, 1998
                              ---------------------------------------------------------------
                                   Service         Product
                                    Sales           Sales            Other          Total
                                   -------         -------           -----          -----
Sales                         $ 1,962,371       $ 4,227,201     $   139,505     $ 6,329,077
Gross profit                      440,020           770,943          18,538       1,229,502
Operating earnings                 82,499           255,742        (415,182)        (76,941)
Depreciation and
  amortization                    109,912            23,653          62,464         196,029
Total assets                    2,403,110         2,402,037         265,144       5,070,291
Capital expenditures              124,405            12,728          13,024         150,157


                                              THIRTY-NINE WEEKS ENDED OCTOBER 1, 1999
                              ---------------------------------------------------------------
                                   Service           Product
                                    Sales             Sales         Other          Total
                                   -------           -------        -----          -----
Sales                         $ 2,205,310       $ 5,664,507     $    92,723 $     7,962,540
Gross profit                      941,689         1,165,628         (27,529)      2,079,788
Operating earnings                608,326           318,623        (580,218)        346,731
Depreciation and
  amortization                    117,775            36,793          78,294         232,862
Total assets                    1,337,080         4,079,065         318,782       5,734,927
Capital expenditures               67,028           183,038         102,637         352,703

NOTE 15. RESEARCH AND DEVELOPMENT

         Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged for the years ended December 31, 1998 and 1997 were $191,557 and $144,703, respectively.

PART III


ITEM 1.  INDEX TO EXHIBITS.

3 (a)    Amended and restated articles of incorporation
3 (b)    Amended and restated code of regulations
4        Instruments defining the rights of security holders, including indentures
10 (a) Technology license agreement between Pinnacle Data Systems, Inc. and Sun Microsystems, Inc. dated May 12, 1994
10 (b) Development and manufacturing license agreement between Pinnacle Data Systems, Inc. and Sun Microsystems, Inc. dated October 27, 1997
10 (c) Technology license and distribution agreement between Pinnacle Data Systems, Inc. and Sun Microsystems, Inc. dated January 15, 1999
10 (d) Repair services agreement between Pinnacle Data Systems, Inc. and Sun Microsystems, Inc. dated March 29, 1999
10 (e)* Employment agreement between Pinnacle Data Systems, Inc. and John D. Bair dated October 29, 1997
10 (f)* Employment agreement between Pinnacle Data Systems, Inc. and C. Robert Hahn dated October 29, 1997
10 (g)* Employment agreement between Pinnacle Data Systems, Inc. and Thomas J. Carr dated October 29, 1997
10 (h)* Employment agreement between Pinnacle Data Systems, Inc. and Michael L. Antill dated September 20, 1999
10 (i)* Standard form Director stock option agreement between Pinnacle Data Systems, Inc. and individual members of the Board of Directors
10 (j)* Employment agreement and stock option agreement between Pinnacle Data Systems, Inc. and David J. Richards dated July 22, 1998
10 (k)*  Pinnacle Data Systems, Inc. 1995 stock option plan
10 (l)   Real estate contract on sale of building, dated March 17, 1999
10 (m) Lease agreement between Pinnacle Data Systems, Inc. and Duke Realty Limited Partnership dated March 9, 1999
10 (n) Loan and security agreement between Pinnacle Data Systems, Inc. and Firstar Bank, N.A. dated September 30, 1999
--------------------------------------------------------------------------------
* Employee benefit plan arrangement


ITEM 2.  DESCRIPTION OF EXHIBITS.

See Item 1 above.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          PINNACLE DATA SYSTEMS, INC.



Date : December 13, 1999            By: /s/ John D. Bair
                                        -----------------------
                                        John D. Bair, President

                               INDEX TO EXHIBITS


EXHIBIT NO.    DESCRIPTION OF EXHIBITS
-----------    -----------------------

3 (a)    Amended and restated articles of incorporation
3 (b)    Amended and restated code of regulations
4        Instruments defining the rights of security holders, including indentures
10 (a) Technology license agreement between Pinnacle Data Systems, Inc. and Sun Microsystems, Inc. dated May 12, 1994
10 (b) Development and manufacturing license agreement between Pinnacle Data Systems, Inc. and Sun Microsystems, Inc. dated October 27, 1997
10 (c) Technology license and distribution agreement between Pinnacle Data Systems, Inc. and Sun Microsystems, Inc. dated January 15, 1999
10 (d) Repair services agreement between Pinnacle Data Systems, Inc. and Sun Microsystems, Inc. dated March 29, 1999
10 (e)* Employment agreement between Pinnacle Data Systems, Inc. and John D. Bair dated October 29, 1997
10 (f)* Employment agreement between Pinnacle Data Systems, Inc. and C. Robert Hahn dated October 29, 1997
10 (g)* Employment agreement between Pinnacle Data Systems, Inc. and Thomas J. Carr dated October 29, 1997
10 (h)* Employment agreement between Pinnacle Data Systems, Inc. and Michael L. Antill dated September 20, 1999
10 (i)* Standard form Director stock option agreement between Pinnacle Data Systems, Inc. and individual members of the Board of Directors
10 (j)* Employment agreement and stock option agreement between Pinnacle Data Systems, Inc. and David J. Richards dated July 22, 1998
10 (k)*  Pinnacle Data Systems, Inc. 1995 stock option plan
10 (l)   Real estate contract on sale of building, dated March 17, 1999
10 (m) Lease agreement between Pinnacle Data Systems, Inc. and Duke Realty Limited Partnership dated March 9, 1999
10 (n) Loan and security agreement between Pinnacle Data Systems, Inc. and Firstar Bank, N.A. dated September 30, 1999

--------------------------------------------------------------------------------
* Employee benefit plan arrangement